03037488

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	November 3, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed two copies of the Offering Circular dated October 27, 2003 with regard to the **€2,500,000,000 Euro Medium Term Note Programme**.

With kind regards,
VNU bv

Rob de Meel
SVP

11/18

OFFERING CIRCULAR

VNU N.V.

(a company incorporated with limited liability in The Netherlands with its corporate seat in Haarlem, The Netherlands)

€2,500,000,000
Euro Medium Term Note Programme

On October 5, 2001 the Issuer (as defined below) entered into a €2,000,000,000 Euro Medium Term Note Programme (the "Programme") and issued an Offering Circular describing the Programme. A further Offering Circular describing the Programme was issued on October 29, 2002. This Offering Circular supersedes any previous Offering Circular issued in respect of the Programme. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions described herein. This does not affect any Notes issued before the date of this Offering Circular.

Under the Programme described in this Offering Circular, VNU N.V. (the "Issuer"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue Euro Medium Term Notes (the "Notes"). The Programme has been amended so that the aggregate nominal amount of Notes outstanding will not at any time exceed €2,500,000,000 (or the equivalent in other currencies).

Application has been made to list the Notes issued under the Programme on the Luxembourg Stock Exchange. In relation to Notes listed on the Luxembourg Stock Exchange, this Offering Circular is valid for a period of one year from the date hereof. However, unlisted Notes may be issued pursuant to the Programme. The relevant Pricing Supplement (as defined herein) in respect of the issue of any Notes will specify whether or not such Notes will be listed on the Luxembourg Stock Exchange (or any other stock exchange).

Each Series (as defined herein) of Notes will be represented on issue by a temporary global note in bearer form (each a "temporary Global Note") or a permanent global note in bearer form (each a "permanent Global Note"). Global Notes may (or in the case of Notes listed on the Luxembourg Stock Exchange will) be deposited on the issue date with a common depositary on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). The provisions governing the exchange of interests in Global Notes for other Global Notes and definitive Notes are described in "Summary of Provisions Relating to the Notes while in Global Form".

Arranger for the Programme

Merrill Lynch International

Dealers

ABN AMRO
Barclays Capital
Citigroup
Goldman Sachs International
JPMorgan
Merrill Lynch International
Morgan Stanley
UBS Investment Bank

October 27, 2003

The Issuer having made all reasonable enquiries confirms that (i) this Offering Circular contains or incorporates all information with respect to the Issuer and its subsidiaries and affiliates taken as a whole (the "Group") and the Notes that is material in the context of the issue and offering of the Notes, (ii) the statements contained in it relating to the Issuer and the Group are in every material particular true and accurate and not misleading, (iii) the opinions and intentions expressed in this Offering Circular with regard to the Issuer and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, (iv) there are no other facts in relation to the Issuer, the Group or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect and (v) all reasonable enquiries have been made by the Issuer to ascertain such facts and to verify the accuracy of all such information and statements.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (as defined in "Summary of the Programme"). Neither the delivery of this Offering Circular nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Offering Circular and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are in bearer form subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain restrictions on offers and sales of Notes and on distribution of this Offering Circular, see "Subscription and Sale".

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealers to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Offering Circular. None of the Dealers or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular. Neither this Offering Circular nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Offering Circular or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer during the life of the arrangements contemplated by this Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In connection with any Tranche (as defined in "Summary of the Programme"), one of the Dealers may act as a stabilising agent (the "Stabilising Agent"). The identity of the Stabilising Agent (if any) may be disclosed in the relevant Pricing Supplement. References in the next paragraph to "the issue and distribution" of any Tranche are to each Tranche in relation to which a Stabilisation Agent is appointed.

In connection with the issue and distribution of any Tranche, the Stabilising Agent or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, shall be in compliance with all applicable laws, rules and regulations and may be discontinued at any time and must be brought to an end after a limited period.

In this Offering Circular, unless otherwise specified or the context otherwise requires, references to "euro", "EUR" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union, pursuant to the Treaty establishing the European Community as amended (which was adopted as the legal currency in The Netherlands on January 1, 1999) and references to "Guilders" or "NLG" are to the former currency of The Netherlands. In this Offering Circular, Guilder amounts in the financial statements, before and after January 1, 1999, have been translated into euro at NLG 2.20371 per euro, the fixed conversion rate from January 1, 1999. However, no Guilder-euro exchange rates were actually quoted prior to January 1, 1999. In this Offering Circular, references to "U.S. dollars", "dollars" or "$" are to United States dollars.

References in this Offering Circular to the "Company", "we", "us" or "our" are to VNU N.V.

DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with each relevant Pricing Supplement, copies of the latest annual report and consolidated and non-consolidated accounts of the Issuer and the latest consolidated interim accounts of the Issuer from time to time (copies of which are available free of charge at the office of the Paying Agent set out at the end of this Offering Circular), which shall be deemed to be incorporated in, and to form part of, this Offering Circular and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents.

SUPPLEMENTAL OFFERING CIRCULAR

The Issuer has given an undertaking to the Dealers and the Luxembourg Stock Exchange that if at any time during the duration of the Programme there is a significant change affecting any matter contained in this Offering Circular (including the Terms and Conditions) whose inclusion would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Offering Circular, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer and the rights attaching to the Notes the Issuer shall prepare an amendment or supplement to this Offering Circular or publish a replacement Offering Circular for use in connection with any subsequent offering of the Notes and shall supply to each Dealer and the Luxembourg Stock Exchange such number of copies of such supplement hereto as such Dealer and the Luxembourg Stock Exchange may reasonably request.

TABLE OF CONTENTS

SUMMARY OF THE VNU N.V. €2,500,000,000 EURO MEDIUM TERM NOTE PROGRAMME

The following summary is qualified in its entirety by the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement.

Issuer	VNU N.V.
Description	Euro Medium Term Note Programme
Size	Up to €2,500,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time.
Arranger	Merrill Lynch International
Dealers	ABN AMRO Bank N.V. Barclays Bank PLC Citigroup Global Markets Limited Goldman Sachs International J.P. Morgan Securities Ltd. Merrill Lynch International Morgan Stanley & Co. International Limited UBS Limited
	The Issuer may from time to time terminate the appointment of any Dealer under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Offering Circular to "Permanent Dealers" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "Dealers" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches.
Trustee	Deutsche Trustee Company Limited
Issuing and Paying Agent	Deutsche Bank AG London
Method of Issue	The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "Series"). The Notes of each Series, having one or more issue dates, will be issued on terms otherwise identical (or identical other than in respect of the first payment of interest) and will be intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "Tranche") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a pricing supplement to this Offering Circular (a "Pricing Supplement").
Issue Price	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Form of Notes	The Notes may be issued in bearer form only. Each Tranche of Notes will be represented on issue by a temporary Global Note if (i) definitive Notes are to be made available to Noteholders following the expiry of 40 days after their issue date or (ii) such Notes have an initial maturity of more than one year and are being issued in compliance with the D Rules (as defined in "Summary of the Programme—Selling Restrictions"), otherwise such Tranche will be represented by a permanent Global Note.
Clearing Systems	Clearstream, Luxembourg, Euroclear and, in relation to any Tranche, such other clearing system as may be agreed between the Issuer, the Issuing and Paying Agent, the Trustee and the relevant Dealer.
Initial Delivery of Notes	On or before the issue date for each Tranche, the Global Note representing Notes may (or, in the case of Notes listed on the Luxembourg Stock Exchange, shall) be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. Global Notes may also be deposited with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Issuing and Paying Agent, the Trustee and the relevant Dealer.
Currencies	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Issuer and the relevant Dealer. Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of November 8, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of March 24, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Corporation on Stock Exchanges and Securities Trading of December 2, 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland or a securities dealer duly licensed by the Swiss Federal Banking Commission as per the Federal Law on Stock Exchanges and Securities Trading of March 24, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the issue date for the relevant Notes.

Maturities	Subject to compliance with all relevant laws, regulations and directives, any maturity between one month and 30 years.
Denomination	Definitive Notes will be in such denominations as may be agreed by the Issuer and the relevant Dealer and specified in the relevant Pricing Supplement, save that unless otherwise permitted by then current laws and regulations, Notes (including Notes denominated in sterling) which have a maturity of less than one year and in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000 will have a minimum denomination of £100,000 (or its equivalent in other currencies).
Fixed Rate Notes	Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement.
Floating Rate Notes	Floating Rate Notes will bear interest determined separately for each Series as follows: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions, (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant series) or (ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Pricing Supplement) as adjusted for any applicable margin. Interest periods will be specified in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest.
Dual Currency Notes	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange as may be specified in the relevant Pricing Supplement.
Index Linked Notes	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Pricing Supplement.
Interest Periods and Interest Rates	The length of the interest periods for the Notes and the applicable interest rate or its method of

	calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement.
Redemption	The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable. Unless permitted by then current laws and regulations, Notes (including Notes denominated in sterling) which have a maturity of less than one year in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000, must have a minimum redemption amount of £100,000 (or its equivalent in other currencies).
Redemption by Instalments	The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.
Other Notes	Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly paid Notes and any other type of Notes that the Issuer, the Trustee and any Dealer or Dealers may agree be issued under the Programme, will be set out in the relevant Pricing Supplement.
Optional Redemption	The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption.
Status of Notes	The Notes will constitute unsubordinated and unsecured obligations of the Issuer all as described in "Terms and Conditions of the Notes—Status".
Negative Pledge	See "Terms and Conditions of the Notes—Negative Pledge".
Cross Default	See "Terms and Conditions of the Notes—Events of Default".
Early Redemption	Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes—Redemption, Purchase and Options".
Withholding Tax	All payments of principal and interest in respect of the Notes will be made free and clear of withholding taxes of The Netherlands, subject to customary exceptions (including the IPMA

Standard EU Exception), all as described in "Terms and Conditions of the Notes—Taxation".

Governing Law	English law.
Listing	Application has been made to list Notes issued under the Programme on the Luxembourg Stock Exchange or as otherwise specified in the relevant Pricing Supplement. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted.
Selling Restrictions	United States, United Kingdom, The Netherlands and Japan. See "Subscription and Sale". The Issuer is Category 2 for the purposes of Regulation S under the United States Securities Act of 1933, as amended. The Notes will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules") unless (i) the relevant Pricing Supplement states that Notes are issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "C Rules") or (ii) the Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the United States Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA"), which circumstances will be referred to in the relevant Pricing Supplement as a transaction to which TEFRA is not applicable.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. Those definitions will be endorsed on the definitive Notes. References in the Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are constituted by an amended and restated trust deed dated October 29, 2002 as supplemented by a supplemental trust deed dated October 27, 2003 (as further amended or supplemented as at the date of issue of the Notes (the "Issue Date"), the "Trust Deed") between the Issuer and Deutsche Trustee Company Limited (the "Trustee", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the Noteholders (as defined below). These terms and conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bearer Notes, Receipts, Coupons and Talons referred to below. An agency agreement dated October 5, 2001 as supplemented by a supplemental agency agreement dated October 27, 2003 (as further amended or supplemented as at the Issue Date, the "Agency Agreement") has been entered into in relation to the Notes between the Issuer, the Trustee, Deutsche Bank AG London as initial issuing and paying agent and the other agents named in it. The issuing and paying agent, the paying agents and the calculation agent(s) for the time being (if any) are referred to below respectively as the "Issuing and Paying Agent", the "Paying Agents" (which expression shall include the Issuing and Paying Agent), and the "Calculation Agent(s)". Copies of the Trust Deed and the Agency Agreement are available for inspection during usual business hours at the principal office of the Trustee (presently at Winchester House, One Great Winchester Street, London EC2N 2DB) and at the specified offices of the Paying Agents.

The Noteholders, the holders of the interest coupons (the "Coupons") relating to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the "Talons") (the "Couponholders") and the holders of the receipts for the payment of instalments of principal amounts (the "Receipts") relating to Notes in bearer form of which the principal is payable in instalments are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those provisions applicable to them of the Agency Agreement.

1. Form, Denomination and Title

The Notes are issued in bearer form in the Specified Denomination(s) shown hereon.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note or a Partly Paid Note, a combination of any of the foregoing or any other kind of Note, depending upon the Interest Basis and the Redemption/Payment Basis shown hereon.

Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

Title to the Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery. Except as ordered by a court of competent jurisdiction or as required by law, the holder (as defined below) of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes whether or not it is overdue and regardless of any notice of ownership, trust or an interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

In these Conditions, "Noteholder" means the bearer of any Note and the Receipts relating to it, "holder" (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Note, Receipt,

Coupon or Talon and capitalised terms have the meanings given to them hereon, the absence of any such meaning indicating that such term is not applicable to the Notes.

2. Status

Status of Notes: The Notes and the Receipts and Coupons relating to them constitute direct, unconditional, unsubordinated and (subject to Condition 3) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of the Issuer under the Notes and the Receipts and Coupons relating to them shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 3, at all times rank at least equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer, present and future.

3. Negative Pledge

(a) **Restriction:** So long as any of the Notes remain outstanding (as defined in the Trust Deed), neither the Issuer nor any of its Material Subsidiaries will secure any Indebtedness by any lien, pledge, charge, or other security device upon any of its assets or revenues unless it shall, simultaneously with or prior to the creation of such security, take any and all action necessary to secure the obligations of the Issuer under the Notes, the Receipts, the Coupons (if any) and the Trust Deed equally and rateably with such Indebtedness to the satisfaction of the Trustee or provide such other security for the Notes, the Receipts, the Coupons (if any) and the Trust Deed as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the relevant Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the relevant Noteholders, except for any Permitted Encumbrance.

(b) **Definitions:** For the purposes of these Conditions:

"Group" means the Issuer and its consolidated Subsidiaries;

"Indebtedness" means any present or future indebtedness with a remaining maturity of more than twelve months and with a principal amount of more than €15,000,000 (including any liability, whether conditional or unconditional, actual or contingent, under any guarantee or indemnity or any other legally binding assurance against financial loss) in respect of any notes, bonds, or other debt securities that are, or are intended to be, from time to time quoted, listed or ordinarily dealt in on any stock exchange, automated trading system, over the counter or other securities market;

"Material Subsidiary" means, at any particular time, a Subsidiary whose total revenues (consolidated if such Subsidiary has Subsidiaries) attributable to the Issuer (having regard to its direct and/or indirect beneficial interest in the shares, or the like, of such Subsidiary) represents at least 15% of the consolidated total revenues of the Group. A report of the Auditors whether or not addressed to the Trustee that in their opinion a Subsidiary is or is not a Material Subsidiary may be relied upon by the Trustee without further enquiry or evidence and, if relied upon by the Trustee, shall, in the absence of manifest error, be conclusive and binding. Any certificate or report of the Auditors called for by or provided to the Trustee in accordance with or for the purposes of these presents, may be relied upon by the Trustee as sufficient evidence of the facts stated therein notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee in connection therewith contains a monetary or other limit on the liability of the Auditors thereof;

"Permitted Encumbrance" means:

(i) an encumbrance on any asset securing Indebtedness incurred for the purpose of financing the acquisition of such asset (provided the amount secured thereby is not subsequently increased) or

(ii) an encumbrance existing on any asset prior to its acquisition (through shares or through assets) and not created in contemplation of such event (provided the amount secured thereby is not subsequently increased) or

(iii) an encumbrance not otherwise permitted by the above securing Indebtedness in an aggregate amount not exceeding €25,000,000.

"Subsidiary" means at any particular time, any company which is then directly or indirectly controlled or more than one half of whose issued equity share capital (or equivalent) is then beneficially owned by the Issuer and/or one or more of its Subsidiaries.

4. Interest and other Calculations

(a) **Interest on Fixed Rate Notes:** Each Fixed Rate Note bears interest on its outstanding nominal amount (or if it is a Partly Paid Note, the part paid up, unless otherwise specified in the relevant Pricing Supplement) from (and including) the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate(s) of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified hereon.

(b) **Interest on Floating Rate Notes and Index Linked Interest Notes:**

(i) *Interest Payment Dates:* Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or if it is a Partly Paid Note, the part paid up, unless otherwise specified in the relevant Pricing Supplement) from (and including) the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown hereon, Interest Payment Date shall mean each date which falls the number of months or other period shown hereon as the Specified Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified hereon.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation

Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified hereon

(y) the Designated Maturity is a period specified hereon and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity) or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) above applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iv) *Rate of Interest for Index Linked Interest Notes:* The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner

specified hereon and interest will accrue by reference to an Index or Formula as specified hereon.

(c) **Zero Coupon Notes:** Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 5(b)(i)).

(d) **Dual Currency Notes:** In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(e) **Partly Paid Notes:** In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

(f) **Accrual of Interest:** Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date (as defined in Condition 7).

(g) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding:**

(i) If any Margin or Rate Multiplier is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with Condition 4(d) above by adding (if a positive number) or subtracting (if a negative number) the absolute value of such Margin or multiplying by such Rate Multiplier, subject always to paragraph (ii) below.

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

(h) **Calculations:** The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(i) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts:** As soon as practicable after the Relevant Time on each Interest Determination

Date or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Trustee, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 4(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made with the consent of the Trustee by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 9, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made unless the Trustee otherwise requires. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(j) **Determination or Calculation by Trustee:** If the Calculation Agent does not at any time for any reason determine or calculate the Rate of Interest for an Interest Period or any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, the Trustee shall do so (or shall appoint an agent on its behalf to do so) and such determination or calculation shall be deemed to have been made by the Calculation Agent. In doing so, the Trustee shall apply the foregoing provisions of this Condition 4, with any necessary consequential amendments, to the extent that, in its opinion, it can do so, and, in all other respects it shall do so in such manner as it shall deem fair and reasonable in all the circumstances.

(k) **Definitions:** In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Additional Business Centres a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Additional Business Centre(s) or, if no currency is indicated, generally in each of the Additional Business Centres.

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/365" or "Actual/Actual-ISDA" is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the

Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified hereon, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified hereon, the actual number of days in the Calculation Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366

(iv) if "Actual/360" is specified hereon, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month))

(vi) if "30E/360" or "Eurobond Basis" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month) and

(vii) if "Actual/Actual-ISMA" is specified hereon,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; or

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means the date specified as such hereon or, if none is so specified, the Interest Payment Date.

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such hereon or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates.

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended.

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each

successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be.

"Interest Commencement Date" means the Issue Date or such other date as may be specified hereon.

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

"Interest Period Date" means each Interest Payment Date unless otherwise specified hereon.

"ISDA Definitions" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified hereon.

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters") and Money line Telerate ("Telerate")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate.

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions hereon.

"Reference Banks" means the institutions specified as such hereon or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone).

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such hereon or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London.

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date.

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified hereon or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre and for this purpose "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, 11.00 hours, Brussels time.

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such hereon or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time.

"Specified Currency" means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified hereon or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4(b)(ii).

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

(l) **Calculation Agent and Reference Banks:** The Issuer shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them hereon for so long as any Note is outstanding (as defined in the Trust Deed). If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall (with the prior approval of the Trustee) appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Issuer shall (with the prior approval of the Trustee) appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

5. Redemption, Purchase and Options

(a) **Redemption by Instalments and Final Redemption:**

(i) Unless previously redeemed, purchased and cancelled as provided in this Condition 5 or the relevant Instalment Date (being one of the dates so specified hereon) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 5(d) or 5(e), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii) Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 5(d) or 5(e), each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided hereon, is its nominal amount) or, in the case of a Note falling within paragraph (i) above, its final Instalment Amount.

(b) **Early Redemption:**

(i) *Zero Coupon Notes:*

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 5(c) or upon it becoming due and payable as provided in Condition 9 shall be the Amortised Face Amount (calculated as provided below) of such Note unless otherwise specified hereon.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown hereon, shall be such rate as would produce an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 5(c) or upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 4(c).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown hereon.

(ii) *Other Notes:* The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 5(c) or upon it becoming due and payable as provided in Condition 9, shall be the Final Redemption Amount unless otherwise specified hereon.

(c) **Redemption for Taxation Reasons:** The Notes may be redeemed at the option of the Issuer in whole, but not in part, on any Interest Payment Date or, if so specified hereon, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable) at their Early Redemption Amount (as described in Condition 5(b) above) (together with interest accrued to the date fixed for redemption), if (i) the Issuer satisfies the Trustee immediately before the giving of such notice that it has or will become obliged to pay additional amounts as described under Condition 7, as a result of any change in, or amendment to, the laws or regulations of The Netherlands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date in respect of the first Tranche of Notes of the relevant Series, and (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Before the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the obligation referred to in (i) above cannot be avoided by the Issuer taking reasonable measures available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on Noteholders and Couponholders. A copy of such notice of redemption will be sent to the Luxembourg Stock Exchange prior to the date for such redemption.

(d) **Redemption at the Option of the Issuer and Exercise of Issuer's Options:** If Call Option is specified hereon, the Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem, or exercise any Issuer's option (as may be described hereon) in relation to, all or, if so provided, some of the Notes on any Optional Redemption Date or Option Exercise Date, as the case may be. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified hereon and no greater than the maximum nominal amount to be redeemed specified hereon. A copy of such notice of redemption will be sent to the Luxembourg Stock Exchange prior to the date for such redemption.

All Notes in respect of which any such notice is given shall be redeemed, or the Issuer's option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer's option, the notice to Noteholders shall also contain the certificate numbers of the Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place as the Trustee may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange or other relevant authority requirements. So long as the Notes are listed on the Luxembourg Stock Exchange or any other stock exchange and the rules of the relevant stock exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg or as specified by such other stock exchange, a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(e) **Redemption at the Option of Noteholders and Exercise of Noteholders' Options:** If Put Option is specified hereon, the Issuer shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption and shall notify the Luxembourg Stock Exchange thereof, prior to the date for such redemption.

To exercise such option or any other Noteholders' option that may be set out hereon (which must be exercised on an Option Exercise Date) the holder must deposit (i) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent and (ii) a duly completed option exercise notice ("**Exercise Notice**") in the form obtainable from any Paying Agent, within the notice period. No Note so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(f) **Partly Paid Notes:** Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition 5 and the provisions specified hereon.

(g) **Purchases:** The Issuer and any of its subsidiaries may at any time purchase Notes (provided that all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to the Issuing and Paying Agent for cancellation.

(h) **Cancellation:** All Notes purchased by or on behalf of the Issuer or any of its subsidiaries may be surrendered for cancellation by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Issuing and Paying Agent and, if so surrendered, shall, together with all Notes redeemed by the Issuer, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

6. Payments and Talons

(a) **Payments of principal and interest:** Payments of principal and interest shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 6(e)(vi)) or Coupons (in the case of interest, save as specified in Condition 6(e)(ii)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a Bank. "Bank" means a bank

in the principal financial centre for such currency or, in the case of euro, in a city in which banks have access to the TARGET System.

(b) **Payments in the United States:** Notwithstanding the foregoing, if any Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(c) **Payments subject to Fiscal Laws:** All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 7. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d) **Appointment of Agents:** The Issuing and Paying Agent, the Paying Agents and the Calculation Agent initially appointed by the Issuer and their respective specified offices are listed below. The Issuing and Paying Agent, the Paying Agents and the Calculation Agent act solely as agents of the Issuer and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Issuer reserves the right at any time with the prior written approval of the Trustee to vary or terminate the appointment of the Issuing and Paying Agent, any other Paying Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents, provided that the Issuer shall at all times maintain (i) an Issuing and Paying Agent, (ii) one or more Calculation Agent(s) where the Conditions so require, (iii) Paying Agents having specified offices in at least two major European cities (including Luxembourg) so long as the Notes are listed on the Luxembourg Stock Exchange, (iv) such other agents as may be required by the rules of any other stock exchange on which the Notes may be listed in each case, as approved in writing by the Trustee and (v) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26–27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Notes denominated in U.S. dollars in the circumstances described in paragraph (b) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders.

(e) **Unmatured Coupons and Receipts and unexchanged Talons:**

(i) Unless the Notes provide that the relative Coupons are to become void upon the due date for redemption of those Notes, Notes should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8).

(ii) If the Notes so provide, upon the due date for redemption of any Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Note that is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Note. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note.

(f) **Talons:** On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Note (but excluding any Coupons that may have become void pursuant to Condition 8), the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Issuing and Paying Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet).

(g) **Non-Business Days:** If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "Additional Financial Centres" hereon and:

(i) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or

(ii) (in the case of a payment in euro) which is a TARGET Business Day.

7. Taxation

All payments of principal and interest by or on behalf of the Issuer in respect of the Notes, the Receipts and the Coupons shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within The Netherlands or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts as shall result in receipt by the Noteholders and Couponholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) **Other connection:** to, or to a third party on behalf of, a holder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with The Netherlands other than the mere holding of the Note, Receipt or Coupon or

(b) **Lawful avoidance of withholding:** to, or to a third party on behalf of, a holder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to any tax authority in the place where the relevant Note, Receipt or Coupon is presented for payment or

(c) **Presentation more than 30 days after the Relevant Date:** presented for payment more than 30 days after the Relevant Date except to the extent that the holder of it would have been entitled to such additional amounts on presenting it for payment on the thirtieth day or

(d) **Payment to individuals:** where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26–27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive or

(e) **Payment by another Paying Agent:** presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 5 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under this Condition or any undertaking given in addition to or in substitution for it under the Trust Deed.

8. Prescription

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which, for this purpose, shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

9. Events of Default

The Trustee at its discretion may, and if so requested in writing by holders of at least one-fifth in nominal amount of the Notes then outstanding or if directly requested by an Extraordinary Resolution of the Noteholders shall, give notice to the Issuer that the outstanding Notes are and they shall immediately become, due and payable at their Early Redemption Amount, together with accrued interest and costs:

(i) in the event of default in any payment on the Notes, if such default shall remain unremedied for a period of fifteen Business Days after notice in writing thereof is given by the Trustee to the Issuer; or

(ii) in the event of default in the due performance of any other provision of the Notes or the Trust Deed, if such default shall remain unremedied for a period of thirty Business Days after written notice thereof is given by the Trustee to the Issuer; or

(iii) in the event of bankruptcy (*faillissement*) of the Issuer or any Material Subsidiary or in the event that the Issuer or any Material Subsidiary files a petition for a moratorium (*surséance van betaling*); or

(iv) in the event of dissolution (*ontbinding*) of the Issuer or any Material Subsidiary prior to the payment of the Notes in full (except for (a) in any such case, a dissolution for the purpose of and followed by a reconstruction, reorganisation or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, (b) in the case of the Issuer, the substitution in the place of the Issuer of a Substituted Obligor (as defined in the Trust Deed) the terms of which have previously been approved as aforesaid, or (c) in the case of a Material Subsidiary, whereby the undertaking and assets of the Material Subsidiary are transferred to or otherwise vested in the Issuer or another of its subsidiaries); or

(v) in the event of default of the Issuer or any Material Subsidiary as to due and punctual payment of principal, premium (if any) or interest on any Indebtedness of the Issuer or any Material Subsidiary, as and when the same shall become due and payable, if such default shall continue for more than the longer of (i) fifteen days or (ii) the period of grace (if any) specified in the terms thereof, and the time for payment of such principal, premium (if any) and interest has not been validly extended,

provided that in the case of the happening of any of the events mentioned in paragraph (ii), only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders.

10. *Meetings of Noteholders, Modification, Waiver and Substitution*

(a) **Meetings of Noteholders:** The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Trust Deed) of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by Noteholders holding not less than 10% in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum and/or a Maximum Rate of Interest, Instalment Amount or Redemption Amount is shown hereon, to reduce any such Minimum and/or Maximum, (v) to vary any method of, or basis for, calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount, including the method of calculating the Amortised Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply, or (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, in which case the necessary quorum shall be two or more persons holding or representing not less than 75%, or at any adjourned meeting not less than 25%, in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Pricing Supplement in relation to such Series.

(b) **Modification of the Trust Deed:** The Trustee may agree, without the consent of the Noteholders or Couponholders, to (i) any modification of any of the provisions of the Trust Deed that is of a formal, minor or technical nature or is made to correct a manifest error, and (ii) any other modification (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed that is in the opinion of the Trustee not materially prejudicial to the interests of the Noteholders. Any such modification, authorisation or waiver shall be binding on the Noteholders and the Couponholders and, if the Trustee so requires, such modification shall be notified to the Noteholders as soon as practicable.

(c) **Substitution:** The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Noteholders or the Couponholders, to the substitution of the Issuer's successor in business or any Subsidiary of the Issuer or its successor in business in place of the Issuer, or of any previous substituted company, as principal debtor under the

Trust Deed and the Notes. In the case of such a substitution the Trustee may agree, without the consent of the Noteholders or the Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons, the Talons and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders.

(d) **Entitlement of the Trustee:** In connection with the exercise by the Trustee of any of its trusts, powers, authorities and discretions under the Trust Deed (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class and shall not have regard to any interests arising from circumstances particular to individual Noteholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political subdivision thereof and the Trustee shall not be entitled to require, nor shall any Noteholder or Couponholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition thereto or in substitution therefor under the Trust Deed.

11. Enforcement

At any time after the Notes become due and payable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce the terms of the Trust Deed, the Notes, the Receipts and the Coupons, but it need not take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Noteholders holding at least one-fifth in nominal amount of the Notes outstanding, and (b) it shall have been indemnified to its satisfaction. No Noteholder, Receiptholder or Couponholder may proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

12. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit.

13. Replacement of Notes, Receipts, Coupons and Talons

If a Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange or other relevant authority regulations, at the specified office of the Issuing and Paying Agent in Luxembourg or such other Paying Agent, as the case may be, as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer by the relevant Noteholder on demand the amount payable by the Issuer in respect of such Notes, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

14. Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further securities either having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Notes) or upon such terms as the Issuer may determine at the time of their issue.

References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single series with the Notes. Any further securities forming a single series with the outstanding securities of any series (including the Notes) constituted by the Trust Deed or any deed supplemental to it shall, and any other securities may (with the consent of the Trustee), be constituted by the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of securities of other series where the Trustee so decides.

15. Notices

Notices to Noteholders shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*) and so long as the Notes are listed on the Luxembourg Stock Exchange, in a daily newspaper with general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). If in the opinion of the Trustee any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made, as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition.

16. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

17. Governing Law and Jurisdiction

(a) **Governing Law:** The Trust Deed, the Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law.

(b) **Jurisdiction:** The Courts of England are to have jurisdiction to settle any disputes that may arise out of or in connection with any Notes, Receipts, Coupons or Talons and accordingly any legal action or proceedings arising out of or in connection with any Notes, Receipts, Coupons or Talons ("**Proceedings**") may be brought in such courts. The Issuer has in the Trust Deed irrevocably submitted to the jurisdiction of such courts.

(c) **Service of Process:** The Issuer has irrevocably appointed an agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Initial Issue of Notes

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (the "Common Depositary"), Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holder of a Note represented by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, or such clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

Exchange

Temporary Global Notes

Each temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date:

(i) if the relevant Pricing Supplement indicates that such Global Note is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary of the Programme—Selling Restrictions"), in whole, but not in part, for the Definitive Notes defined and described below and

(ii) otherwise, in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for interests in a permanent Global Note or, if so provided in the relevant Pricing Supplement, for Definitive Notes.

Permanent Global Notes

Each permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not in part for Definitive Notes:

(i) by the Issuer giving notice to the Noteholders, the Issuing and Paying Agent and the Trustee of its intention to effect such exchange, unless principal in respect of any Notes is not paid when due

(ii) otherwise, if the permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an "Alternative Clearing System") and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so.

Delivery of Notes

On or after any due date for exchange the holder of a Global Note may surrender such Global Note to or to the order of the Issuing and Paying Agent. In exchange for any Global Note to be exchanged, the Issuer will (i) in the case of a temporary Global Note exchangeable for a permanent Global Note, deliver, or procure the delivery of, a permanent Global Note in an aggregate nominal

amount equal to that of the whole or that part of a temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a permanent Global Note to reflect such exchange or (ii) in the case of a Global Note exchangeable for Definitive Notes, deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Notes. In this Offering Circular, "Definitive Notes" means, in relation to any Global Note, the definitive Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the Schedules to the Trust Deed. On exchange in full of each permanent Global Note, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

Exchange Date

"Exchange Date" means, in relation to a temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a permanent Global Note, a day falling not less than 60 days, or in the case of failure to pay principal in respect of any Notes when due (where such failure is continuing beyond any applicable grace period) 30 days, after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Issuing and Paying Agent is located and in the city in which the relevant clearing system is located.

Amendment to Conditions

The temporary Global Notes and permanent Global Notes contain provisions that apply to the Notes that they represent, some of which modify the effect of the terms and conditions of the Notes set out in this Offering Circular. The following is a summary of certain of those provisions:

Payments

No payment falling due after the Exchange Date will be made on any Global Note unless exchange for an interest in a permanent Global Note or for Definitive Notes is improperly withheld or refused. Payments on any temporary Global Note issued in compliance with the D Rules before the Exchange Date will only be made against presentation of certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed on each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes. Condition 6(d)(v) and Condition 7(e) will apply to the Definitive Notes only.

Prescription

Claims against the Issuer in respect of Notes that are represented by a permanent Global Note will become void unless it is presented for payment within a period of 10 years (in the case of principal) and 5 years (in the case of interest) from the appropriate Relevant Date (as defined in Condition 7).

Meetings

The holder of a permanent Global Note shall (unless such permanent Global Note represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, the holder of a permanent Global Note shall be treated as having one vote in respect of each minimum Specified Denomination of Notes for which such Global Note may be exchanged.

Cancellation

Cancellation of any Note represented by a permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the nominal amount of the relevant permanent Global Note.

Purchase

Notes represented by a permanent Global Note may only be purchased by the Issuer or any of its subsidiaries if they are purchased together with the rights to receive all future payments of interest and Instalment Amounts (if any) thereon.

Issuer's Option

Any option of the Issuer provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note shall be exercised by the Issuer giving notice to the Noteholders within the time limits set out in and containing the information required by the Conditions, except that the notice shall not be required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes shall be required. In the event that any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system in respect of the Notes will be governed by the standard procedures of Euroclear, Clearstream, Luxembourg or any other clearing system (as the case may be).

Noteholders' Options

Any option of the Noteholders provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note may be exercised by the holder of the permanent Global Note giving notice to the Issuing and Paying Agent within the time limits relating to the deposit of Notes with a Paying Agent set out in the Conditions substantially in the form of the notice available from any Paying Agent, except that the notice shall not be required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the nominal amount of Notes in respect of which the option is exercised and at the same time presenting the permanent Global Note to the Issuing and Paying Agent, or to a Paying Agent acting on behalf of the Issuing and Paying Agent, for notation.

Trustee's Powers

In considering the interests of Noteholders while any Global Note is held on behalf of a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to such Global Note and may consider such interests as if such accountholders were the holders of the Notes represented by such Global Note.

Notices

So long as any Notes are represented by a Global Note and such Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions or by delivery of the relevant notice to the holder of the Global Note, except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).

Partly Paid Notes

The provisions relating to Partly Paid Notes are not set out in this Offering Circular, but will be contained in the relevant Pricing Supplement and thereby in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for an interest in a permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

USE OF PROCEEDS

The net proceeds from each issue of Notes by the Issuer under the Programme will be applied by the Issuer for its general corporate purposes.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain, but not all, amounts in this Offering Circular have been converted into euro. The conversion rates between the euro and the national currencies of participating member states were irrevocably fixed on January 1, 1999. Since January 1, 1999, the value of the national currency of a country participating in the Economic and Monetary Union, or EMU, in the national currency of another country (whether a participating member state or not) may be determined only through the bilateral conversion method, *i.e.*, by converting the first currency into euro and then converting this euro equivalent into the second currency.

Since January 1, 1999, we have published our financial statements in euro.

In the financial year ended December 31, 2000 we organised our operations through five business groups: Marketing Information, Business Information, Directories, Consumer Information, and Educational Information. On August 28, 2001 and October 1, 2001 respectively, we divested the Educational Information and Consumer Information groups to finance the acquisition of ACNielsen Corporation ("ACNielsen"). During 2001, we also changed the name of the Marketing Information group to the Marketing & Media Information group. The Marketing & Media Information group has, in turn, been divided into two groups since the beginning of 2002—the Marketing Information group and the Media Measurement & Information group.

Our audited and unaudited consolidated financial information included in this Offering Circular has been prepared on the basis of Dutch GAAP.

Certain figures in this Offering Circular have been subject to rounding adjustments. Accordingly, totals may not add due to rounding.

Throughout this Offering Circular, we have used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified the data or determined the reasonableness of any such assumptions.

CAPITALISATION

The table below presents our unaudited consolidated capitalisation at June 30, 2003.

The information set out below has been prepared on the basis of Dutch GAAP at June 30, 2003. You should read this table together with our interim and historical consolidated financial statements, including the notes to those financial statements.

	As at June 30, 2003
	(unaudited) *(€ in millions)*
Cash	451
Short-term debt	249
Long-term debt	3,083
Subordinated loans	492
Minority interests	91
Shareholders' equity:	
Common shares[(1)]	50
Other[(2)]	3
Additional paid-in capital	2,335
Retained earnings	1,874
Unappropriated net earnings	103
Total shareholders' equity	4,365
Total capitalisation[(3)]	8,280

(1) As at June 30, 2003, there were 249,786,590 common shares outstanding with a nominal value of €0.20 per share; in total 550,000,000 common shares are authorised. The issued capital as at June 30, 2003 amounted to €49,957,318.

(2) As at June 30, 2003, there were 500 priority shares outstanding of 500 authorised and 150,000 7% preferred shares outstanding of 150,000 authorised, each with a nominal value of €8 per share, and 7,200,000 6.22% cumulative preferred class B shares of nominal value €0.20 each outstanding of 25,000,000 authorised. In addition, 8,900,500 preferred class A shares of nominal value €8 each are authorised, of which none are outstanding.

(3) There has been no material change in our capitalisation since June 30, 2003.

The following table sets out certain additional information regarding changes in our share capital:

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
	(unaudited) *(€ in thousands)*	*(€ in thousands)*		
Capital stock:				
Balance at January 1	52,195	50,262	49,762	45,137
Issue of new shares	406	1,933	500	4,625
Balance at December 31	—	52,195	50,262	49,762
Balance at June 30	52,601	—	—	—
Issued:				
Common shares[(1),(2)]	49,957	49,551	47,618	47,118
Priority shares	4	4	4	4
7% preferred shares	1,200	1,200	1,200	1,200
Cumulative preferred class B shares	1,440	1,440	1,440	1,440
Balance at December 31	—	52,195	50,262	49,762
Balance at June 30	52,601	—	—	—
Additional paid-in capital:				
Balance at January 1	2,335,360	2,067,434	2,050,466	1,083,821
Changes	(509)	267,926	16,968	966,645
Balance at December 31	—	2,335,360	2,067,434	2,050,466
Balance at June 30	2,334,851	—	—	—
Legal reserve:				
Balance at January 1	42,685	51,243	30,387	29,595
Changes	1,979	(8,558)	20,856	792
Balance at December 31	—	42,685	51,243	30,387
Balance at June 30	44,664	—	—	—
Retained earnings[(3)]:				
Balance at January 1	1,987,313	1,822,331	911,776	675,773
Changes	(157,752)	164,982	910,555	940,626
Balance at December 31	—	1,987,313	1,822,331	1,616,399
Balance at June 30	1,829,561	—	—	—
Unappropriated net earnings[(3)]:				
Balance at January 1	169,671	1,004,096	—	—
Changes	(66,507)	(834,425)	1,004,096	—
Balance at December 31	—	169,671	1,004,096	—
Balance at June 30	103,164	—	—	—

(1) Total number of common shares outstanding as at December 31: 2002–247,753,249; 2001–238,092,419; 2000–235,588,332.

(2) Total number of common shares outstanding as at June 30, 2003–249,786,590.

(3) Beginning in 2001, the consolidated balance sheet has been prepared before appropriation of net earnings. The year 2000 is presented after profit appropriation.

General

We are a leading international information and media group in terms of marketing and media measurement and information revenues and in the year ended December 31, 2002 we had consolidated total revenues of more than €4.2 billion. We currently conduct our business activities in more than 100 countries and employ approximately 37,500 (in full-time equivalents) people worldwide. Our common shares are a constituent of the AEX index of leading Netherlands-based stocks and are listed on Euronext Amsterdam.

During 2001, we changed our business portfolio fundamentally. On February 16, 2001, we completed the acquisition of ACNielsen and we completed the divestitures of the Educational Information and Consumer Information groups on August 28, 2001 and October 1, 2001, respectively.

Following the incorporation of the activities of ACNielsen in our corporate structure, we divide our operations into four business groups:

- ***Marketing Information***

  As a market research company, we measure retail sales of consumer packaged goods, and study consumer attitudes and behaviour to give our clients a competitive edge in today's fast-moving, complex marketplace. Our vast store of retail and consumer information, combined with our advanced analytical capabilities, yields valuable insights that help clients improve brand performance, develop and launch new products, and identify new marketing opportunities.

  The main subsidiaries / business units in this group are: ACNielsen, ACNielsen (The Americas), ACNielsen Company & Co sa, ACNielsen Holdings ltd, Spectra Marketing Systems, inc, Claritas, inc, Claritas Europe and Claritas (UK) ltd.

- ***Media Measurement & Information***

  As a provider of media and entertainment information, we measure audiences for television, motion pictures, radio, print, the Internet, and other major media; track CD, video, DVD and book sales, and monitor where and how advertising money is being spent. Using this information, our software and solutions help media owners, agencies, advertisers and retailers plan and optimise their marketing activities.

  The group is comprised of four divisions: Media Measurement (whose main subsidiaries / business units are Nielsen Media Research, inc and Nielsen Media Research International), Nielsen Entertainment, Media Solutions and Internet Measurement (through our 65 per cent. subsidiary NetRatings, inc).

- ***Business Information***

  We deliver news and vital information to help busy professionals stay on top of industry issues and make critical business connections. In the United States and Europe, we offer more than 140 print publications, 150 trade shows and other business events, and numerous websites, each targeted to specific industry groups.

  The main subsidiaries / business units in this group are: VNU Business Media, inc, VNU Business Publications USA, VNU Expositions, inc, VNU Business Media Europe ltd, VNU Business Publications bv and VNU Business Publications ltd.

- ***Directories***

  We help businesses—large and small—to connect with customers. We offer information and advertising through 125 telephone books and "yellow" pages directories in seven countries. These directories are available in print, on-line and in mobile (suitable for mobile phone usage) formats, giving millions of people access to their local marketplace.

  The main subsidiaries in this group are: VNU World Directories, inc, Gouden Gids bv, Promedia gcv, Páginas Amarelas sa, and Golden Pages ltd.

As a result of the acquisitions and divestitures during the last few years, the organisation along business groups has changed over the years. In the financial year ended December 31, 2000, we organised our operations through five business groups: Marketing Information, Business Information,

Directories, Consumer Information, and Educational Information. On August 28, 2001 and October 1, 2001 respectively, we divested the Educational Information and Consumer Information groups to finance the acquisition of ACNielsen. During 2001, we also changed the name of the Marketing Information group to the Marketing & Media Information group. The Marketing & Media Information group has, in turn, been divided into two groups since the beginning of 2002—the Marketing Information group and the Media Measurement & Information group.

The tables below set out the respective amounts and percentage contributions of each of our business groups to our consolidated total revenues and our operating income (excluding operating income of associates, or non-consolidated subsidiaries) for the periods indicated:

	Year ended December 31,			
	2002		2001	
Total revenues	*(€ in millions)*	*(%)*	*(€ in millions)*	*(%)*
Marketing Information	1,979	47	1,789	37
Media Measurement & Information	1,032	24	992	21
Business Information	775	18	926	19
Directories	489	11	441	9
Other[(1)]	—	—	2	—
Total excluding divested operations	4,275	100	4,150	86
Divested operations	—	—	675	14
Total	4,275	100	4,825	100

	Year ended December 31,			
	2002		2001	
Operating Income	*(€ in millions)*	*(%)*	*(€ in millions)*	*(%)*
Marketing Information	254	34	234	29
Media Measurement & Information	188	25	166	21
Business Information	107	14	112	14
Directories	235	32	216	27
Other[(1)]	(38)	(5)	(6)	(1)
Total excluding divested operations	746	100	722	90
Divested operations	—	—	84	10
Total	746	100	806	100

	Six months ended June 30,			
	2003		2002	
Total revenues	*(€ in millions)*	*(%)*	*(€ in millions)*	*(%)*
		(unaudited)		
Marketing Information	889	45	989	46
Media Measurement & Information	464	24	529	24
Business Information	348	18	441	20
Directories	226	12	205	10
Other[(1)]	12	1	—	—
Total	1,939	100	2,164	100

Operating Income	Six months ended June 30, 2003 (€ in millions)	2003 (%)	2002 (€ in millions)	2002 (%)
		(unaudited)		
Marketing Information	70	21	95	28
Media Measurement & Information	97	30	83	25
Business Information	60	18	78	23
Directories	102	31	91	27
Other(1)	—	—	(9)	(3)
Total	329	100	338	100

(1) Consists of total revenues and operating income from miscellaneous operating activities and costs relating to the headquarter offices.

The table below sets out the percentage of our consolidated total revenues attributable to each of our principal geographic markets:

Market	Year ended December 31, 2002	2001	2000
	(per cent.)		
United States/Canada	53	46	46
The Netherlands	6	16	28
Other European countries	30	28	25
Rest of the world	11	10	1
Total	100	100	100

The following table shows certain information with regard to our major subsidiaries / business units and affiliates as at June 30, 2003:

Name	Issued voting share capital owned or controlled, directly or indirectly, by us
	(per cent.)
Marketing Information	
ACNielsen	100
ACNielsen (The Americas)	100
ACNielsen BASES	100
ACNielsen Company & Co sa	100
ACNielsen Cyprus ltd	100
ACNielsen Holdings ltd	100
Spectra Marketing Systems, inc	100
Trade Dimensions International, inc	100
Solucient	36
Claritas, inc	100
Claritas Europe	100
Claritas (UK) ltd	100
Claritas Deutschland Data + Services gmbh	100
Claritas sa	100
Claritas Nederland bv	100
Media Measurement & Information	
Nielsen Media Research, inc	100
Nielsen Media Research International	100
Nielsen National Research Group (NRG)	100
Nielsen EDI	100
Nielsen BookScan, Nielsen SoundScan, Nielsen VideoScan	100
Nielsen Broadcast Data Systems (BDS)	100
Nielsen Retail Entertainment Information	100
SRDS, inc	100

Name	Issued voting share capital owned or controlled, directly or indirectly, by us
	(per cent.)
PERQ/HCI Corporation	100
Scarborough Research	49
Interactive Market Systems, inc (IMS)	100
Marketing Resources Plus (MRP)	100
NetRatings, inc	65
Business Information	
VNU Business Media, inc	100
VNU Business Publications USA	100
VNU Expositions, inc	100
VNU Business Media Europe ltd	100
VNU Business Publications bv	100
VNU Business Publications Deutschland gmbh	100
VNU Business Publications ltd	100
VNU Publications France sa	100
BIAS Group	100
Imark Communications ltd	100
Jaarbeurs Exhibitions & Media bv	50
Directories	
VNU World Directories, inc	100
Gouden Gids bv	100
Promedia gcv (economic interest approximately 75 per cent.)	100
Páginas Amarelas sa (economic interest 75 per cent.)	50
Verizon Information Services–Puerto Rico, inc, S&C	40
Golden Pages ltd	100
Telkom Directory Services (Pty) ltd	33
Pagini Aurii sa	28

Recent developments

On April 15, 2003, our shareholders approved a final dividend in respect of the year 2002 of €0.43 per common share. Shareholders could alternatively elect to receive a stock dividend based on the average final market prices for our common shares on Euronext Amsterdam on April 25, April 28 and April 29, 2003.

On April 15, 2003 our shareholders approved an amendment to the Articles of Association to increase the authorised capital by €45 million to €187,408,000. The number of authorised common shares was increased to 550 million from 300 million, each common share having a nominal value of €0.20. The number of authorised cumulative preferred class B shares, each having a nominal value of €0.20, was decreased from 50,000,000 to 25,000,000.

On April 29, 2003, the stock dividend was established as one common share for every 60 common shares held. Holders representing approximately 49 per cent. of our common shares outstanding elected to receive a stock dividend, with an aggregate value of approximately €52 million. We paid this stock dividend, which together with the cash dividend amounted to approximately €106 million, on May 7, 2003.

On May 7, 2003, we issued £250 million of securities. The securities are structured as a 7-year Sterling bond with a coupon of 5.625 per cent. p.a. and the bookrunners, Barclays Bank plc and Morgan Stanley & Co. International ltd, hold the right to re-market the securities for a further 7 years. These senior, unsecured securities were issued under our Euro Medium Term Note Programme. The proceeds were used to refinance existing debt.

On July 29, 2003, we announced that our Directories group had reached an agreement to increase its interest in the Romanian directories company Pagini Aurii sa from 28 per cent. to 85 per cent. for $24 million. Pagini Aurii sa, based in Bucharest, is in terms of market share the leading telephone directories publisher in Romania.

On July 29, 2003, we announced that Nielsen Media Research, inc, a subsidiary of VNU Media Measurement & Information, had reached long-term agreements with various television operations of Viacom, inc for TV audience measurement services involving all Viacom and CBS television businesses. Included in the agreements are 35 Viacom owned-and-operated television stations across 28 markets, CBS and UPN Television Networks, syndicators King World and Paramount, and 12 cable networks—BET, CMT, Comedy Channel, MTV, MTV2, Nickelodeon/Nick at Nite, Noggin, VH1, Showtime, TV Land, SPIKE TV and The Movie Channel.

On August 13, 2003, we published our interim results for 2003 and stated as follows in the section entitled "Prospects": 'The weak U.S. dollar will have a significant negative impact on 2003 reported cash earnings per share before goodwill amortisation, impairment charges and extraordinary items ("CEPS"). At constant-currencies for 2003 as a whole, we expect CEPS to increase between 6 per cent. and 9 per cent.*-** Furthermore significant sequential improvement in our credit statistics is expected in 2003.

* On a reported basis, CEPS 2003 is expected to decrease between −7 per cent. and −4 per cent. (for the second half of 2003 a U.S. dollar rate of on average 1.13 has been applied).

** Excluding any bookgain or loss on possible future divestitures and/or possible reorganisation charges.'

On August 13, 2003, we declared an interim dividend of €0.12 per common share in respect of the year 2003, which is the same as the interim dividend paid in 2002. Shareholders could alternatively elect to receive a stock dividend instead of cash. This stock dividend was calculated on the basis of the average of final market prices for our common shares on August 21, August 22 and August 25, 2003. On August 26, 2003, the stock dividend was established as one common share for every 228 common shares held. Holders representing approximately 49 per cent. of our common shares outstanding elected to receive a stock dividend, with an aggregate value of approximately €15 million. We paid this stock dividend, and a cash dividend of an aggregate amount of approximately €15 million, on August 27, 2003.

On October 8, 2003, we announced the completion of our strategic review of ACNielsen's European Customised Research business, which we commenced in January, 2003. We have concluded that shareholder value will be maximised from continued ownership of these activities.

On October 20, 2003, we announced ACNielsen US, an operating unit of ACNielsen, plans to more than double the size of its U.S. Homescan consumer panel, the single largest expansion in the history of this industry-leading service, and one that promises to deliver new and unprecedented insights into consumer behaviour. This expansion from 61,500 to approximately 125,000 households will be completed during 2004 and 2005.

Strategy

We are a leading international information and media company that continually evaluates its portfolio of businesses and potential opportunities to improve the portfolio through a combination of organic growth and acquisitions. Our principal strategic objective is to develop our four business groups as follows:

- to expand and reinforce our Marketing Information and Media Measurement & Information activities on a world-wide basis;
- to expand our Business Information activities in selected markets in the United States and Europe, with an emphasis on trade shows; and
- to expand and reinforce our Directories activities, especially in Europe, through selective acquisitions and the launch of innovative products and services.

In pursuing these strategic objectives, we intend to:

- *Focus on high growth and high margin businesses*: continue to concentrate on establishing and expanding business activities that offer high revenue growth and/or high operating margins. With the acquisitions of Nielsen Media Research, inc ("Nielsen Media Research") and ACNielsen, for example, we expanded our portfolio of marketing and media information businesses. As

marketing activities shift from mass to targeted marketing, we believe there will be an increasing demand for information services of the type that we are able to offer through our Marketing Information and Media Measurement & Information groups. We believe that the data provided by marketing information services has become information that clients consider to be essential in order for them to run their own businesses effectively. We are often able to achieve high margins from the provision of this type of data, commonly described by our clients as "must have" information.

The acquisition of the Directories business in 1998 also supported this strategic goal. The Directories business has, since its acquisition, provided both a stable stream of revenues and high operating margins. The divestiture of our Consumer Information group which had a steady decline in magazine circulation is also illustrative of our emphasis on high growth and high margin businesses.

- *Enhance the geographic mix of our business activities*: continue to strive to build significant positions for our products and services in major markets around the world. Over the past few years, we have further expanded outside The Netherlands and entered new geographic markets. Most notably, we have made significant acquisitions in the United States and Western Europe, including our acquisitions of ACNielsen in 2001 and Miller Freeman USA in 2000 and as a result we are now active in more than 100 countries.
- *Reduce dependency on cyclical sources of revenues*: continue to focus on reducing our dependency on cyclical revenues such as recruitment advertising. We believe that the acquisition of Miller Freeman USA supported this strategic objective, as a significant majority of Miller Freeman USA's total revenues are derived from trade shows. These revenues tend to be stable and recurring as participants and attendees typically attend each year. We also believe that the total revenues derived from the "must have" advertising offered by the Directories businesses and "must have" marketing information offered by Nielsen Media Research, ACNielsen and other marketing and media information companies have made our revenues less cyclical.
- *Exploit new media opportunities*: continue to exploit new platforms to deliver our products and services, such as the Internet and CD-ROM. Although print products will remain an important source of information for our customers, we believe that many of our products and services are capable of expansion to new formats of content distribution. Business information products that are frequently updated and render themselves naturally adaptable to searchable formats represent promising candidates for extension to the Internet. In the marketing and media information services area, new opportunities are developing for data collection, such as on-line surveys and collection of data from Internet users via the Internet itself, and for the distribution of data to customers. Most of our existing Internet activities are decentralised, being administered at the operating unit level. However, to capitalise on the growing strategic importance of the Internet, we have invested both in building up and expanding our Internet activities, which are related to our traditional activities, as well as investing in various Internet-related ventures. In order to manage our costs we focus our efforts and investments on a limited number of projects, for example: Internet audience measurement service through our 65 per cent. participation in NetRatings, inc; in all countries where we publish directories in printed form, the directories database can also be accessed on-line through the Internet; VNU eMedia, inc, whose Internet activities are linked to our U.S. trade journals; and VNUnet, which is a pan-European website linked to our information technology, or IT publications and aimed at IT users and buyers.
- *Own market leading branded information businesses*: continue to establish and maintain leading market positions in each of our businesses. In the Directories group, for example, we have very strong competitive positions in each country where we operate. The acquisitions of ACNielsen, Nielsen Media Research and Miller Freeman USA have, among other benefits, given us leading positions in the market for retail measurement, television audience measurement services and trade shows and related conferences and seminars in the United States. The acquisitions offer good opportunities for us to leverage the skills and brands purchased through these acquisitions. We believe that establishing and maintaining market-leading brands allows for economies of scale, leading to higher margins, and enhances the stability of our revenues.
- *Operate under a conservative capital structure*: achieve our strategic objectives without sacrificing our conservative capital structure. As acquisition opportunities arise, we will analyse them in the context of maintaining our conservative capital structure.

Marketing Information

Overview

As a market research company, we measure retail sales of consumer packaged goods, and study consumer attitudes and behaviour to give our clients a competitive edge in today's fast-moving, complex marketplace. Our management believes that our vast store of retail and consumer information, combined with our advanced analytical capabilities, yields valuable insights that help clients improve brand performance, develop and launch new products, and identify new marketing opportunities.

The Marketing Information group generates revenues from fees paid for the use of databases, software licence contracts, fees paid for sponsorship of surveys and training and consulting fees. We believe that revenues derived from the Marketing Information group are relatively stable, even in less favourable economic conditions, as clients of the Marketing Information group tend to regard the information provided as "must have" information to operate their businesses. In addition, many of the Marketing Information group's contracts are of a long-term nature.

Through ACNielsen, the group's main brand, our Marketing Information group is a worldwide leader in terms of market share in retail measurement and consumer panel data of fast moving consumer goods, servicing the information needs of large multinational clients on six continents, as well as local clients.

As at December 31, 2002, the Marketing Information group had 24,791 full-time equivalent employees.

Key Products and Geographic Markets

Marketing Information consists of ACNielsen, Claritas, inc (in the USA), Claritas Europe, Spectra Marketing Systems, inc and Trade Dimensions International, inc. Additionally, we own a 35 per cent. interest in Solucient. Our various Marketing Information companies are working together more and more to analyse, integrate and provide geodemographic data, precision marketing tools and consumer profiles based upon lifestyle data. Marketing Information accounts for approximately 46 per cent. of our consolidated total revenues. Approximately 51 per cent. of the Marketing Information group's total revenues were generated in the Americas, some 35 per cent. in Europe, the Middle East and Africa and the remaining 14 per cent. in the Asia Pacific region.

ACNielsen

Through ACNielsen, we are a global leader in delivering market research, information and analysis to the consumer products and services industries. ACNielsen's services are offered in over 100 countries around the globe. We provide our clients with market research, information and analysis for understanding and making critical decisions about their products and their markets. Outside the United States, we operate through a number of subsidiaries, associates (or affiliates) and joint ventures.

ACNielsen operates across a wide spectrum of research services. These services generally fall into three categories: retail measurement services, consumer panel services and custom research. We also offer our clients, through a wide range of modelling and analytics services, custom-tailored insights into complex marketing and sales issues. Typical assignments range from marketing-mix modelling to category management analysis, including topics as diverse as pricing strategy, consumer driven market structure, variety management, outlet switching and promotion tactics.

Our clients include distributors and manufacturers of consumer packaged goods and other products, retailers and brokers, as well as companies operating in various service industries (including financial services, telecommunications, advertising, television and radio broadcasting, motion pictures and publishing).

ACNielsen operates in one industry segment: Market Research, Information and Analysis Services. The approximate revenues attributable to each category of service provided by ACNielsen were as follows for the periods shown:

	Year ended December 31,		
	2002	2001	2000
	($ in millions)		
Retail Measurement Services	1,096	1,031	1,006
Consumer Panel Services	138	126	122
Custom Research	306	281	272
Modelling & Analytics	55	52	51
Total	1,595	1,490	1,451

ACNielsen created and launched a new generation of services in the U.S. in 2002 to raise the value of marketing information to higher levels. One important initiative was a new "Wall Street Service", which supplies market research information to investment analysts at five of the top eleven investment houses in the United States.

On February 18, 2000, ACNielsen announced Operation Leading Edge ("OLE"), a three-year plan to accelerate ACNielsen's growth beyond 2000 through a series of business-building initiatives designed to accelerate both revenue and profit growth by enhancing products and services, addressing changing client needs, improving efficiency and reducing ACNielsen's cost structure. At this moment, the implementation of OLE is almost finalised. In the meantime, OLE has resulted in enhanced operating efficiency and process improvements.

Retail Measurement Services

Through our retail measurement services, we provide essential information on competitive sales volumes, market shares, distribution, pricing, merchandising and promotional activities to manufacturers and retailers of fast-moving consumer goods on six continents. Introduced in 1933, ACNielsen's original Food and Drug Indexes soon became the industry measurement tool for understanding the dynamics of product sales. Over the years, technology has dramatically improved ACNielsen's ability to collect and analyse information from retailers and consumers. The availability of scanning technology in retail outlets in many countries around the world has broadened both the scope and capabilities of ACNielsen's original retail indexes.

ACNielsen's retail measurement services are available in more than 80 countries. Retail measurement services include scanning and retail audit services, account level reports, decision support, merchandising and category management services and marketing and sales applications, along with modelling and analytics services.

Scanning

Using the bar codes printed on products and scanners installed in retail outlets, we gather information from stores in the United States and Canada and certain countries in Europe, Latin America and the Asia Pacific region. Our clients can monitor performance trends and evaluate price and promotion effectiveness by tracking and forecasting non-promoted as well as promotional product movement.

Through ACNielsen, we offer a number of additional services to enhance each customer's understanding of its markets. Among these are services reporting data by customer-defined markets, services aggregating consumer data in multiple channels, and services disaggregating data to satisfy particular needs of clients.

Retail Audit

In addition to scanning data (which is available only in certain industry sectors and in certain countries), retail audit is a valuable source of market information as a basic measurement tool and as a supplement to scanning data. Retail audit involves the continuous measurement by ACNielsen field auditors of product and category performance in the retail trade, and reporting to clients on sales, distribution, stocks, prices and other measures which assist them in marketing and trade negotiations.

Retail audit is divided into industry segments, traditionally called Indexes. The Food Index is generally the largest, but there are also Health and Beauty, Durables, Confectionery, Liquor, Cash & Carry, plus a number of other Indexes specific to certain countries.

In-Store Observation

ACNielsen field auditors collect data on where products are located in stores, how many facings they have, on which shelves they are positioned, etc. (broken down by store type, store size and geographic region). ACNielsen also collects causal data. These data add to market insights and help to monitor the implementation of retailer/manufacturer promotional agreements in terms of numeric distribution, space allocation and promotional execution.

Levels of Information

Through ACNielsen, we provide information and insight to clients from a macro to a micro level. Whether on a country, market or individual retailer level, ACNielsen generally measures the competitive environment in which manufacturers and retailers conduct business. In some countries ACNielsen also provides store census data, which allow retailers and manufacturers to understand consumer behaviour within a group of stores as well as within a retail trading area.

Through ACNielsen's account-specific information, we provide sales and marketing managers with a comprehensive array of retailer-specific sales and merchandising information, producing reports of product and category performance that encompass an organisation's own brands as well as competing brands.

On a global basis, ACNielsen sells and provides to its multinational clients international reports within and across country boundaries. Products include an International Database (periodic reports of a multi-country retail database) and an International Market Report (a one-time report on a market and its competitive environment).

Decision Support

We use our data sources to extract business insights that are used by clients to create a competitive advantage. ACNielsen's decision support software offers a robust environment for data access, manipulation, analysis and final presentation through fast access to ACNielsen as well as clients' internal data. This decision support software can also uncover "exceptional" information through sophisticated analytical modelling capabilities. Our information can be delivered on-line and via other electronic media (CD-ROM, diskette), as well as through the Internet and printed reports.

ACNielsen INF*ACT Workstation software is ACNielsen's principal software offering. The Workstation is an open, Windows-based, analytical and applications development tool set used worldwide by ACNielsen clients. ACNielsen's SalesNet provides fast, easy access to pre-run analyses delivered via the Internet. ACNielsen also offers a robust, proprietary and ad-hoc reporting tool called Workstation Plus which allows users to access, query and build advanced reports for INF*ACT and/or relational databases.

ACNielsen also offers a series of Windows-based intelligent business applications that enhance ACNielsen INF*ACT Workstation functionality, giving clients the ability to plan, analyse and execute successful marketing and sales programmes. These applications include Opportunity Explorer, Business Review, Spotlight, NITE, and others.

Among the many retail measurement initiatives during recent years, ACNielsen announced plans to launch ACNielsen Answers, a Web-portal that provides access to a wide range of information services. The first ACNielsen Answers service, the Category Business Planner, focuses on category management for retailers and manufacturers. Category Business Planner is an Internet-based category management system that enhances collaboration between retailers and manufacturers by providing both parties with sales information based on each retailer's unique category definitions. At the end of 2002, more than 60 U.S. retailers and manufacturers were using the system.

In addition, ACNielsen offers sophisticated merchandising tools such as SPACEMAN and PRICEMAN.

Consumer Panel Services

Consumer panel services help organisations achieve competitive advantage by applying consumer insights derived from the ACNielsen consumer panel database. These services provide marketers with key consumer insights, capturing actual consumer purchase information for over 155,000 households. With a comprehensive portfolio of tools for reporting and analysis, ACNielsen measures the multi-faceted dynamics of consumer behaviour across all outlets including: consumer demographics, percentages of households purchasing, products and quantities purchased, frequency of purchases, shopping trips and shopping expenditures, price and promotion sensitivity, price paid, and attitude and usage information.

The ACNielsen Consumer Panel in the United States, called Homescan, consists of approximately 61,500 demographically balanced households that use in-home hand-held scanners to record every bar-coded item purchased. Outside the United States, Consumer Panel Services is comprised of more than 90,000 households in 21 countries. In 2002 the ACNielsen Homescan Consumer Panel Service launched Consumer Pre*View, a new service that delivers a predictive correlation between how consumers feel and what they buy. It also introduced Rx/OTC Panel Services, which analyse how drug brands perform when they change from prescription to over-the-counter status, and measure promotion effectiveness and study the importance of the pharmacy across retail channels.

In October 2003, we announced our decision to more than double the size of our U.S. Homescan Panel, the single largest expansion in the history, and one that promises to deliver new and unprecedented insights in consumer behaviour. The expansion from 61,500 to approximately 125,000 households will be completed during 2004 and 2005.

ACNielsen employs multiple data collection processes throughout the world. We install in-home scanners with which panellists scan items at home as they unpack purchases from each shopping trip, recording price, promotions and quantity purchased, as well as the age and gender of the shopper and intended user. Information detailing each shopping trip is transmitted, via telephone lines, to ACNielsen.

Consumer panel applications can be used by both manufacturers and retailers to understand demographics and purchasing habits of consumers. As with all information derived from the ACNielsen Consumer Panel, data capture activity is from all outlet types including grocery, drug, mass merchandiser and warehouse clubs. Clients can choose from a wide variety of applications or analyses, from syndicated to customised and basic to complex. ACNielsen offers a full suite of syndicated category management applications. These reports give manufacturers and retailers insights into cross outlet shopping, consumer loyalty and the value of consumer segments such as the value of core versus occasional shoppers.

Through ACNielsen, we also provide delivery tools that allow marketers to process, chart and analyse ACNielsen Consumer Panel information quickly and easily. Among these are CD-ROM tools and Panel*Fact for Windows, which enable managers to create customised reports to meet their individual analytical needs and to share data and analysis with various members within an organisation.

Custom Research

Manufacturers, retailers, financial institutions and other service organisations that seek to understand the position of their current, new and proposed products and services in the marketplace use custom research services to get information and insights about consumer attitudes and purchase behaviour. With custom research capabilities in more than half of the countries in which it operates, ACNielsen is well positioned to offer its clients, including both manufacturers and retailers, consumer insights from custom research as well as an understanding of dynamic new markets such as entertainment, fast foods, financial services and telecommunications. Information is gathered through surveys, personal interviews, focus groups and on-line methodologies.

In June 1998, ACNielsen acquired BBI Marketing Services, inc, or ACNielsen BASES. ACNielsen BASES, the world's leading provider of new product forecasting services, provides fast moving consumer goods marketers with sales estimates and diagnostic analysis for their new business initiatives. The addition of ACNielsen BASES enhanced ACNielsen's portfolio of advanced modelling and analytics services in the United States. ACNielsen BASES is expanding its business in markets outside the United States. ACNielsen and ACNielsen BASES have jointly explored an early warning system for new product introductions, known as "New Product Qualifier". New Product Qualifier will create a new approach to early evaluation of in-market new product introductions.

In 1998, ACNielsen launched Winning Brands, a proprietary research product that helps clients manage and leverage their brand equity. Winning Brands follows the successful 1997 introduction of Customer eQ, a product that measures customer satisfaction and loyalty.

In addition to services at the national level and ACNielsen BASES services, we offer multi-country customised studies at both the regional and global levels and have specialist offices in Hong Kong, London, New York, Tokyo, Toronto and Singapore to carry out custom research in the Asia Pacific region, Western Europe, North and South America, the Middle East and Africa.

Modelling & Analytics

Modelling & Analytics services transform basis information into advanced insights. These services integrate and analyse information from multiple sources to deliver strategic and tactical recommendations that enable clients to optimise pricing, promotion, product mix, and media spending, among other marketing activities.

Claritas

Claritas helps advertisers to determine certain characteristics of their potential and existing customers, for example, where they live and shop, what they buy and how best to reach them. We provide precision marketing services at both the household or individual level (one-to-one), as well as at the mass-marketing level (one-to-many).

One-to-one precision marketing services are offered under the Claritas brand in eight European countries and in the United States. Claritas' clients are companies engaged in business-to-consumer and business-to-business marketing.

On the basis of Censusdata (in the United States) or data on a household level (in Europe), our computer systems are able to sort this information to client specifications, for instance by address, household income levels or other demographic identifiers, such as families with children. More complex services offered include the application of sophisticated segmentation techniques to geographic and demographic information in a process called geodemographics, with the goal of developing predictive indicators of consumer behaviour in relation to the areas where the relevant consumers live. This type of service can be used, for example, to identify the most appropriate consumers or neighbourhoods for direct mailing campaigns or to help manufacturers determine their relative market position in specific retail outlets. We offer predictive modelling techniques to analyse a client's database to identify its best customers for acquisition, retention or upselling. We also offer services designed to maintain and improve our clients' databases and to overlay these databases with our proprietary databases for further analysis.

We deliver precision marketing services to clients in a variety of formats, including on-line and CD-ROM. Basic list rental services are typically provided in electronic format. With respect to more sophisticated services involving geodemographics and predictive modelling techniques, we license analytical software to a client that allows the client to conduct their own analyses. These licences typically have terms ranging from 12 to 36 months. In many cases, we sell our technical assistance on-site to provide additional analytical support and troubleshooting as well as industry expertise.

United States

In the United States, we offer, through Claritas, inc, one-to-one precision marketing services to the financial services, telecommunications and utility sectors. These include segmentation systems, data warehousing, databases such as Market Audit (banking) and Convergence Audit (insurance), precision marketing tools and modelling applications. Claritas, inc also provides site planning systems and analytical tools to the retail, commercial real estate and restaurant sectors as well as service bureau demographic data and census updates to all industry sectors.

Claritas, inc has developed several new products and services to expand into the on-line sector. These services include segmentation of click stream Internet information to measure use and behaviour, which is a service developed with NetRatings, inc, matching website promotional content to visitors' interest and developing links to on-line and offline behaviour.

Claritas, inc has also developed a range of e-commerce products that allow our customers to access data and applications over the Internet. In addition, Claritas, inc has formed a strategic technology

alliance with MapInfo Corporation to develop a new mapping and reporting solutions to support market and site analysis. Management believes that this alliance will provide solutions for reporting, mapping, analysis and data integration through enterprise-wide deployments.

Europe

In Europe, Claritas principally markets our precision marketing services to companies in the consumer goods and services and retailing sectors, as well as to companies in the financial services, charitable, telecommunications, utilities, media and automotive sectors. One of the basic services offered through Claritas is list rental. This involves the sale of the names and addresses of particular consumers to clients. European users of precision marketing services have, to date, comprised a relatively defined group, and we rely on our leading Claritas brand and our own areas of expertise to reach existing and potential clients. Our leading clients in Europe include Unilever, Procter & Gamble, BSkyB, Deutsche Bank, Allianz, Renault and BMW.

In Europe, Claritas' precision marketing services use demographic, geographic and consumer lifestyle and behaviour data that are continuously collected from a wide variety of sources. These sources include detailed surveys mailed directly to individuals, warranty and product registration cards and publicly available information. The information obtained ranges from age, gender, marital status, occupation and income to hobbies, items recently purchased and amounts of disposable income spent on various categories of goods and services. In the case of surveys, clients may sponsor and assist in the cost of a survey in return for the inclusion of questions of specific interest to that client. As response rates to surveys can be low, we expend considerable resources to ensure that our data are as complete as is reasonably possible. It is expected that the Internet will become a tool for data collection, subject to compliance with applicable data protection laws.

In January 2003, we announced that we are exploring strategic options, including the possible sale of two of our Marketing Information units in Europe, ACNielsen's Customised Research and Claritas Europe, which at that moment had combined revenues of approximately €130 million. In the meantime, on October 8, 2003, we announced the completion of our strategic review of ACNielsen's European Customised Research business. We have concluded that shareholder value will be maximised from continued ownership of these activities. The strategic evaluation of Claritas Europe has not yet been completed.

Spectra Marketing Systems, inc/Trade Dimensions International, inc

Spectra Marketing Systems, inc provides manufacturers, retailers, and brokers in the consumer goods industries with consumer segmentation, data integration and retail intelligence. Our proprietary Spectra Grid (the industry standard for describing key consumer segments), matches consumer groups to retail shopping locations (via trading area methodology), and describes retail-shopping environments (including location, volume and key store statistics). We use this to offer marketing and merchandising strategies for our clients.

The ACNielsen/Spectra Consumer Marketing Mix model combines the power of ACNielsen's premier retail and consumer panel capabilities with Spectra Marketing Systems, inc's extensive knowledge of consumer lifestyle targeting. The joint product helps clients evaluate which advertising, trade marketing and consumer productions are working, and which consumers are responding to each element of the marketing mix. To maximise further business alignment and capitalise on marketing synergies, the TDLinx brand has been transitioned from Spectra Marketing Systems, inc to ACNielsen.

Through our subsidiary, Trade Dimensions International, inc, we are the leading provider of marketing store and account level data and retail-site specific information to consumer packaged goods manufacturers, retailers and the retail real estate industry.

In the United States, in order to provide our precision marketing services, Spectra Marketing Systems, inc and Trade Dimensions International, inc access information from various data providers, in addition to our own proprietary data. We also have access to the U.S. Census, which is produced every ten years and updated annually, all of which is compiled at county code level. Our proprietary information is obtained from our other marketing information sources, including patient information databases and retail databases, as well as proprietary customer segmentation software and systems.

Competition

ACNielsen

ACNielsen has numerous competitors in its various lines of business throughout the world. Some are companies with diverse product and service lines; others have more limited product and service offerings. Competition comes from companies specialising in marketing research, the in-house research departments of manufacturers and advertising agencies, retailers selling information directly or through brokers, information management and software companies, and consulting and accounting firms.

In retail measurement services, ACNielsen's principal competitor in the United States is Information Resources, inc (IRI). IRI is also active in Europe and Latin America by itself and through joint ventures with, among others, GfK ag in Germany and Taylor Nelson Sofres plc in Europe.

In consumer panel services, significant competitors include IRI in the United States, and the Europanel consortium, which includes Taylor Nelson Sofres plc and GfK ag, operating in Europe. The NPD Group, inc also competes in this business area.

In custom research, a significant competitor is the Kantar Group, the marketing research arm of WPP Group plc, which operates globally through BMRB (British Market Research Bureau) International, Millward Brown International and Research International.

Principal competitive factors include innovation, the quality, timeliness, reliability and comprehensiveness of analytical services and data, flexibility in tailoring services to client needs, price, and geographic and market coverage.

Claritas

Claritas' competitors in the United States include MapInfo Corporation (including the Thompson Group), CACI International, inc and SRC with respect to site and market analysis and Acxiom Corporation, GUS plc (Experían), Equifax, inc, Dun & Bradstreet, inc, and InfoUSA, inc with respect to customer targeting. While we believe that Claritas is a leading provider of precision marketing services in Europe, Claritas has a number of competitors in Europe, including pan-European companies (such as GUS plc (Experían) and ConsoData sa) as well as various local competitors in each of our geographic markets such as Wegener nv in The Netherlands and the United Kingdom, ConsoData sa in France, Schober Direktmarketing gmbh in Germany and a number of local competitors in Italy.

Spectra Marketing Systems, inc/Trade Dimensions International, inc

Spectra Marketing Systems, inc faces competition from Information Resources, inc (IRI), GUS plc (Experían), Kenosia Corporation, Aegis Group plc (Marketing Management Analytics) and Promotional Decisions, inc. Trade Dimensions International, inc's competitors include Dun & Bradstreet, inc, InfoUSA, inc and Chain Store Guide (CSG), a Lebhar-Friedman, inc company.

Strategic Initiatives

We have expanded our range of precision marketing services in several European markets. We expect that further growth in this area will come both organically and through acquisition. One of our objectives is to leverage our U.S. expertise and experience in on-line applications to adapt and introduce, as appropriate, the full range of marketing information services throughout Europe, with a particular focus on strengthening positions in existing countries of operations.

We are making substantial investments in technology in our Marketing Information group in order to ensure our ability to deliver data in formats compatible with a variety of software applications employed by our clients, and also to remain current with Internet developments and focus on key strategic alliances. In the United States and Europe, we intend to continue to leverage and, where appropriate, increase by acquisition our breadth of services across our Marketing Information portfolio in order to provide a wide range of services to the industries we serve.

We will seek opportunities to develop further on-line applications including e-commerce technologies, precision marketing tools and advertising expenditure measurement data delivery systems.

Media Measurement & Information

Overview

We are the global leader in terms of market share in audience measurement for television, radio and the Internet. In the entertainment field we track and measure music, video and book sales, box office receipts and test promotional materials for new movie releases. We also provide advertising information services and a range of media planning and buying systems and solutions. Our data and analysis tools are used by advertisers, advertising agencies, media companies, movie studios, publishers and music companies to optimise their marketing and media activities.

At December 31, 2002, the Media Measurement & Information group had 7,834 full-time equivalent employees.

Key Products and Geographic Markets

We offer television and Internet ratings services, media rates and data for the advertising industry, local market consumer behaviour information, advertising information and analysis, and media planning, optimisation and buying tools. The television ratings data provided by Nielsen Media Research is the common standard, or "currency", for setting television advertising rates and for allocating television advertising expenditures. Through our consumer behaviour and advertising expenditure software, we are able to assist advertisers and advertising agencies in finding the most efficient way to reach target consumers, by indicating specific media, titles and geographic markets where expenditures on advertising may best be spent.

In 2002, the group unveiled a new global branding strategy that brought all of its media measurement and entertainment information under the "Nielsen" umbrella. As part of this initiative, Nielsen Media Research in the United States and Canada was re-united with ACNielsen Media International to create a global media measurement company that is one of the leaders in its markets in terms of market share.

We also provide a range of information services to the entertainment industry that enable companies to develop marketing strategies and measure marketplace performance. Media Measurement & Information accounts for approximately 24 per cent. of our consolidated total revenues.

Media Measurement

United States

Through Nielsen Media Research, we operate the leading television ratings services in the United States. Nielsen Media Research estimates television audience size and demographics and reports this and related information to a diverse client base on a subscription basis. Clients include advertisers, advertising agencies, broadcast networks, cable networks, programme syndicators, cable operators, sports organisations, television stations and station representatives.

In 2003, advertisers in the United States will spend approximately $60 billion on national and local television advertising, reaching approximately 109 million U.S. television households, according to Veronis Suhler Stevenson Communications Industry Forecast.

Through Nielsen Media Research, we offer three principal television ratings services in the United States:

- *Measurement of U.S. national television audiences: "National Ratings Services".* We provide audience measurement and related services to 7 national television broadcast networks, over 60 national and regional cable networks, more than 100 programme syndicators, and more than 150 national advertising agencies and advertisers. Audience measurement data are collected and distributed daily to subscribers through Nielsen People Meters, or People Meters, installed in approximately 5,100 randomly selected households across the United States. People Meters not only collect television set tuning data (which channel the set is tuned to) but also the demographics of the audience (who in the household is watching). We intend to increase the effective size of the sample to nearly 10,000 homes by 2006. This service accounted for approximately 49 per cent. of Nielsen Media Research's total revenues in 2002.

- *Measurement of U.S. local television audiences in each of the 210 designated television markets, in the United States: "Local Ratings Services".* We provide audience measurement and related services to more than 1,000 television stations, over 1,500 national, regional and local advertising agencies and advertisers and over 200 cable systems and regional interconnects. Nielsen Media Research currently uses set meters, which enable Nielsen Media Research to deliver household viewing data (as opposed to individual viewer) on a daily basis to subscribers in 55 of these television markets (representing approximately 69 per cent. of television households in the United States). In each of the 210 markets, written diaries kept by household members are used during designated measurement periods to collect audience demographic estimates which are integrated with the metered television set tuning data where set meters are present. This service accounted for approximately 45 per cent. of Nielsen Media Research's total revenues in 2002.
- *Measurement of U.S. national and local television audiences among U.S. Hispanic households: "U.S. Hispanic Ratings Services".* We provide advertisers, advertising agencies, television networks and syndicators with audience measurement and related services nationally as well as in 19 local television markets which have a significant Hispanic population. Based on a sample of approximately 1,000 Hispanic households across the United States, we use People Meters to collect Hispanic audience data. This service accounted for approximately 6 per cent. of Nielsen Media Research's total revenues in 2002.

Subscribers to Nielsen Media Research's television audience measurement and related services receive reports consisting of specific sets of viewing data, some of which are syndicated reports covering all or major portions of the television industry, and some of which are customised. Reports are available both electronically and in printed form. In addition, subscribers can elect to license Nielsen Media Research software, which enables them to access, manipulate and customise varying levels of information directly from the Nielsen Media Research database. Through Nielsen Media Research, we also offer services that enable advertisers to manage their media spending by linking television ratings to commercial occurrences.

In February 2003, Nielsen Media Research announced its plans for bringing continuous, overnight demographic ratings to the top ten television markets in the United States. Nielsen Media Research intends to launch the electronic People Meter ratings service, in addition to the service already available in Boston, in Los Angeles, New York, Chicago and San Francisco in 2004. Philadelphia, Washington DC, Detroit and Dallas are intended to be added in 2005, and Atlanta in 2006.

International activities

The information produced by Nielsen Media Research's international operations (including Nielsen Monitor Plus in the United States), includes audience estimates for television, radio and print, plus advertising information and customised media research. Television and radio ratings and readership data are used by programme producers, broadcasters, publishers, media planners, airtime buyers and others, on behalf of advertisers and media owners, to determine the best, most cost-efficient way of reaching clients.

Our international television audience measurement services, which operate outside the United States, all use representative panels of households equipped with People Meters. The meters register the identity of viewers, which can be matched with broadcast information to identify viewing of specific programmes.

Our advertising information services provide commercial occurrence data and track "share of spending" and "share of voice" (the proportion of all advertising within a product category attributable to a particular brand or advertiser) by company, by brand, and by product category across monitored media. Such media include print, outdoor advertising, radio and freestanding inserts as well as television. The service also reports at the creative execution and campaign level. This service offers the data and tools necessary for advertisers and advertising agencies to manage their media spending by enabling them to understand their own performance and that of their competitors. Clients use the data to determine competitive advertising trends and performance within markets that are of interest to them. The media also use this service for sales planning and targeting.

Outside of Latin America, Nielsen Media Research International's (formerly ACNielsen Media International) television audience measurement services are operational in 17 countries, primarily in Canada and the Asia Pacific region.

With effect from January 1998, Nielsen Media Research International became a partner in a joint venture, IBOPE Media Information and transferred its Latin American media business to the joint venture. The joint venture, operating in Latin America, offers television audience measurement services in twelve markets, provides radio audience measurement services in two countries and advertising expenditure measurement services in eight countries.

Nielsen Entertainment

We offer a variety of entertainment information services in the United States and abroad, primarily in the fields of music, books and film.

Through our subsidiary, Nielsen Broadcast Data Systems, we are the leading provider of radio airplay tracking services. Radio stations are monitored 24 hours per day, 7 days a week in 100 U.S. markets. This data is primarily sold to music labels, radio stations and performing rights organisations. Using patented computer technology, Nielsen Broadcast Data Systems continuously monitors more than 1,000 radio stations across the United States and provides the data daily, and, in certain cases in real-time, to its client base via the Internet. In addition Nielsen Broadcast Data Systems has a 49 per cent. interest in Music Control, which monitors music airplay in the major markets of Germany, the United Kingdom and 15 other European countries.

Through our subsidiaries, Nielsen SoundScan, Nielsen BookScan and Nielsen VideoScan, we track and report retail sales of audio products, books and video entertainment products, respectively. Each of these businesses compiles point of sale data from retailers on a weekly basis. The data is delivered via the Internet and is used by clients to monitor their market share. In addition we sell micro-marketing business solutions utilising our proprietary data as well as data from our other businesses.

Our subsidiary, Nielsen National Research Group, is the leading U.S. market research firm to the motion picture industry worldwide, testing promotional materials, predicting the gross box office receipts of upcoming and recently released theatrical movies and compiling film awareness studies. It also provides consulting services to the motion picture industry. Its research is used by clients to develop, or make changes to their marketing plans. Nielsen National Research Group's clients include all the major film studios.

Through Nielsen EDI, we are the leading provider of box-office information for the motion picture industry. Based in Hollywood, California, Nielsen EDI provides box-office and other film-related information to studios and exhibitors in the motion picture industry. This information helps users to decide where and for how long a movie will play, as well as the allocation of advertising and promotional dollars. Nielsen EDI also provides creative and consumer research to the studios. Nielsen EDI provides services in the United States, Canada, United Kingdom, Germany, Spain, France, Austria, Ireland, Mexico, Argentina, Chile, Brazil, Australia and New Zealand.

Media Solutions

Our 49 per cent. owned subsidiary, Scarborough Research, is the leading provider of local market consumer information in the United States. Scarborough Research has over 3,000 clients, including newspaper groups, radio stations, broadcast networks, cable networks, providers of on-line services, advertising agencies and advertisers. A total of 75 local markets are measured at regular intervals via telephone surveys, product booklets and diaries. A national study of over 200,000 respondents is also conducted. In addition, Scarborough Research utilises a fill-in sample, which provides national coverage. Categories surveyed are consumer retail shopping behaviour, product consumption, media usage, lifestyle behaviour and all demographics. Scarborough Research overlays this information with consumer attitudes towards, and preferences for, retail stores, consumer products and brands, financial and insurance products, vacation destinations, airlines, sports, and entertainment to form a complete consumer profile. This qualitative behaviour information is used by advertisers to differentiate product consumption in different markets in order to better target their advertisements, and by media to show qualitative differences in audience ratings.

Our subsidiary, SRDS inc's comprehensive database has, for over 80 years, provided detailed information about advertising rates, circulation and other critical advertising information for all forms of media, including magazines, newspapers, television, radio, on-line, out-of-home and direct marketing. This information is used by advertisers and advertising agencies to plan media campaigns and make media purchases.

Our subsidiary, Interactive Market Systems, inc (IMS) integrates data and systems to deliver high-level software solutions that meet the information analysis, marketing and media planning requirements of advertising agencies and advertisers and the print and broadcast media. The powerful systems available through IMS provide instant access to hundreds of databases, individual planning modules and powerful flow-charting capabilities.

Our subsidiary, Marketing Resources Plus (MRP), provides integrated broadcast and print planning and buying systems for over 900 medium to small advertising agencies, supporting over 6,000 media professionals in the United States.

Internet Measurement

Through our 65 per cent. shareholding in NetRatings, inc, a NASDAQ-quoted company (ticker symbol NTRT), we provide Internet audience measurement and analysis services, which assist our clients in determining their Internet strategies. NetRatings, inc pioneered real-time Internet measurement technology that delivers accurate and timely information collected from a representative sample of Internet users and augments it with detailed, flexible reporting and in-depth analyses. The Nielsen//NetRatings service is marketed in 12 countries and provides a wide array of syndicated media and market research products. Nielsen//NetRatings collects real-time data from more than 150,000 panel members worldwide.

A representative panel is formed using ACNielsen's proprietary sampling methodology. Once an individual or household agrees to become a panellist, software is installed on the panellist's computer. The software tracks individuals' Internet usage on a real time basis. Aggregate information and data are then made available on a weekly and monthly basis through a website. The software requires virtually no panellist intervention once installed and can be automatically upgraded. The software collects and delivers Internet usage data using NetRatings, inc's proprietary collection software. This allows panellists to access the Internet freely without having to worry about data collection.

Once the software is installed, it collects real-time data by tracking user activity including the sites visited, duration of visits and the duration and frequency of sessions. The technology is also able to track advertising activity including the actual advertisement banners viewed, advertisers, sites the advertisements ran on, and advertisements clicked on. The software tracks user profiles, including the age, gender, marital status, education, occupation, income and ethnicity of the panel member.

NetRatings, inc has a customer base of over 850 clients worldwide, including leading advertising agencies, new and traditional media companies, blue-chip advertisers in consumer-packaged goods and retail, financial service institutions and e-commerce providers.

In Japan, NetRatings, inc has a majority interest in a joint venture called NetRatings Japan KK. NetRatings Japan KK collects real time data to provide the Japanese market with Internet services. In France the Nielsen//NetRatings service is offered via a company called Médiamétrie eRatings.com, which is a venture between Médiamétrie sa, the French audience measurement and survey company and NetRatings, inc. In March 2000, NetRatings, inc formed a joint venture with IBOPE Media Information called IBOPE eRatings.com that launched the Nielsen//NetRatings service in Latin America in 2001.

Competition

Media Measurement

In this area, we have a number of competitors. In the United States, we face competition from ADcom Information Services, which offers individual local cable system measurement, and in Canada our competitors include BBM Bureau of Management, acting alone or with Taylor Nelson Sofres plc. Our U.S. advertising expenditure measurement business, Monitor-Plus, faces competition from Competitive Media Reporting (CMR), a subsidiary of Taylor Nelson Sofres plc.

Internationally, significant competitors include Taylor Nelson Sofres plc, GfK ag, AGB Media Services sa, and Video Research (Japan).

Nielsen Entertainment

We face competition from Premiere Radio Networks, inc (Media Base) with respect to Nielsen Broadcast Data Systems' radio airplay monitoring business in the United States, from Rentrak

Corporation in the area of box office measurement and Market Cast and other firms in the film and entertainment business.

Media Solutions

Competition in the area of media planning software systems (for example, delivered by our subsidiary IMS) comes from Telmar Group, inc and WPP Group plc (Kantar Media Research). MRP faces competition from Coraster, inc (Strata) and Arbitron, inc (Tapscan). Scarborough Research's key competitors are Simmons and Mentor Graphics Corporation (MRI).

Internet Measurement

Our Nielsen//NetRatings business faces competition from comScore Networks, inc and a number of other companies, which participate in Internet audience measurement, such as RedSheriff.

Strategic Initiatives

We are making substantial technological investments in our Media Measurement division in order to ensure our ability to collect and deliver data in an increasingly fragmented television market brought about by developments in digital technology. In the United States and Europe, we intend to continue to leverage and, where appropriate, increase by acquisition our breadth of services across our Media Measurement & Information portfolio in order to provide a comprehensive range of services to the industries we serve.

We will seek opportunities to develop on-line applications further, including e-commerce technologies, television audience measurement and advertising expenditure measurement data delivery systems.

Business Information

Overview

VNU N.V. ("VNU nv") is one of the largest providers of integrated business-to-business information in the United States and Europe. We connect customers—buyers, sellers, subscribers and attendees—in specified industry segments through a variety of products, including trade publications, trade shows and related conferences and seminars and Internet sites. We provide professional marketing intelligence through printed trade magazines and annual directories, via the Internet and through direct personal contact at trade shows and related exhibitions and conferences. The activities of the Business Information group are primarily undertaken in eight European countries, the United States and Brazil. As a result of the acquisition and subsequent integration of Miller Freeman USA, which we acquired in September 2000, we have significantly strengthened our trade show business in the United States and Brazil. In the United States, VNU Expositions, inc was ranked second as a trade show organiser in both the categories of square footage and number of top 200 events, by Tradeshow Week 200 directory of April 2003. We are, through VNU Business Publications USA (the trade name of VNU Business Media, inc) and VNU eMedia, inc, a leading publisher of trade publications and related on-line activities. At December 31, 2002, the Business Information group had 2,863 full-time equivalent employees.

The Business Information group generates revenues from publishing activities, organising trade shows and exhibitions and, to a limited extent, from associated Internet-related activities. Revenues from publishing activities consist principally of revenues from advertising, conferences, licensed content, subscriptions and single-copy sales. Trade publications such as *Successful Meetings* in the United States and *Computing* in the United Kingdom generate virtually all of their revenues from advertising included in their publications, which are distributed by "controlled circulation" (free of charge) and targeted at niche markets. Publishing-related advertising revenues consist of display and classified/recruitment advertisements and tend to be both seasonal and cyclical, depending on the nature of the industry served. Other trade publications such as *The Hollywood Reporter* in the United States and *Computer Active* in the United Kingdom rely on revenues from direct sales, as well as annual subscriptions from industry participants. We receive virtually all of our trade show revenues from organising the trade shows and from fees resulting from the sales of booth spaces, although we are seeking to increase our revenues from other sources, such as sponsorship revenues, attendee registration fees and advertising fees. Typically, a majority of exhibitors at each trade show pay in advance for booth space for the next show, which may be on a yearly or longer cycle.

Key Products and Geographic Markets

United States

In the United States, the Business Information group is comprised of VNU Business Media, inc, VNU Business Publications USA (formerly Bill Communications, inc and BPI Communications, inc), VNU Expositions, inc, and VNU eMedia, inc.

VNU Business Publications USA is publisher of more than 50 magazine titles across various segments: marketing and media, retail trade, construction, real estate, travel, food and beverage, health, sports, training and gifts, with a total circulation of approximately 40 million copies per year. Important titles are *Billboard*, *Back Stage*, *Adweek*, *The Hollywood Reporter*, *Commercial Property News*, *Architecture*, *Hospitality Design*, *Impressions*, *Display & Design Ideas*, *Successful Meetings*, *Meeting News*, *Business Travel News*, *Sales & Marketing Management*, *Training*, *Restaurant Business*, *Food Service Director*, *Convenience Store News* and *National Jeweler*. There are close to 90 magazine hosted conferences and events with an aggregated audience of 25,000 and we publish 33 directories with a total circulation of 285,000.

Trade shows and related conferences and seminars allow sellers to conduct a large volume of face-to-face sales presentations to qualified buyers in a short period of time. We organise 52 trade shows with a total audience of 452,000 and total booth space of 5.5 million square ft. Attendees are principally comprised of retailers, distributors and high-volume end users of exhibitors' products and services. Exhibitors include manufacturers and suppliers of a wide range of products and services. Industry leaders use these events to sell existing products and to promote the launch of new products in order to reach decision-makers in their respective industries. The conferences deliver "must-have" business information and networking opportunities to industry leaders and decision makers.

The multimedia activities of our Business Information group in the United States are co-ordinated by VNU eMedia, inc. We have 186 electronic products with monthly statistics of 32 million page views, 3.5 million unique visitors and 7 million recipients of e-newsletters.

Europe

Our European business publishing operations were established in the early 1970s. Today we publish approximately 70 business publications in seven European countries with a total circulation of approximately 70 million copies per year. These publications cover a range of subject areas, including computer information, the environment, electronics, finance, management and career development.

Selected leading business publishing titles are *Intermediair*, *Computable* and *Management Team* in The Netherlands, *Computing*, *IT Week*, *Accountancy Age* and *Computer Active* in the United Kingdom and *PC Professionell* in Germany.

We believe that we are one of the leading European IT publishers targeting both the business and the consumer reader. In order to enhance this position, in 2000 we acquired the European publishing assets of Ziff Davis Media in the United Kingdom, France and Germany.

We have expanded our career development publishing, an area in which we are strong, particularly in The Netherlands, to the Internet (through our website intermediair.nl).

We anticipate that our trade-show business in Europe, while still small, will grow substantially in the coming years. We plan to expand further our European trade show-activities, primarily through small acquisitions. In 2001, we acquired the trade show organisations Imark Communications ltd in the United Kingdom and BIAS Group in Italy, and in 2002 we purchased a 50 per cent. interest in Jaarbeurs Exhibitions & Media bv.

Major cost cutting measures have been taken to counterbalance the economic impact of decreasing advertising volumes. Business Information accounts for approximately 18 per cent. of our consolidated total revenues.

Competition

The Business Information group faces competition in each of its principal product markets.

In our publishing activities in the United States, the Business Information group faces competition from Reed Elsevier plc/nv, Penton Media, inc and Fairchild Publications. We typically have several competitors, which target the same industry sector. Furthermore, our trade publications are subject to competition for advertising revenues from other media, and to those competitive pressures that affect the publishing industry generally, such as consolidation in the markets served, discounting practices, levels of consumer spending and postal and paper cost increases.

In Europe, our trade publications face competition in varying degrees for advertisers and readers. Competitors in IT publications include both pan-European publishers (such as IDG—International Data Group), regional publishers (including Dennis Publishing, Groupe Tests (Aprovia), and Mondadori—Arnoldo Mondadori Editore spa) and in other segments, a variety of local publishers. Competition is particularly intense in the United Kingdom and the French computer magazine markets. However, we believe that we are one of the leading IT publishers in Europe and one of the only publishers with a pan-European IT Internet presence.

We believe that our acquisition of the European publishing assets of Ziff Davis Media, inc has strengthened our position in the European IT publishing market. Publishing activities in Europe are also subject to competition for advertising revenue from other media, and to competitive pressures that affect the publishing industry generally.

In trade shows and related conferences and seminars, we face competition from Reed Elsevier plc/nv and Advanstar Communications, inc. Reed Elsevier plc/nv has a trade show business that is significantly larger than ours, as our trade shows are generally linked to our existing trade publication titles. Even in those industries on which we have focused, there are a number of competitors. The competition for trade shows is highly fragmented, both by product offering and geography. Because of the availability of alternative venues and dates and the ability to define events for particular industry segments, the range of competition for exhibitor spending, sponsorships, attendees and conferences is extensive. However, we believe that we are well positioned with the

attractive venues, established dates and quality content of our trade shows, conferences and seminars. Trade associations, with strong industry ties, also provide significant competition. Skilled employees in the high margin trade show management industry are intensely sought after.

Strategic Initiatives

In the United States, we intend to continue to leverage and, where appropriate, increase by acquisition our breadth of products across the trade publishing product line to be a complete service provider to the industries we serve. Core markets for VNU Business Media, inc will principally be in service industries, including the entertainment, business travel and incentives, corporate training, food service, retail, design and business marketing sectors. We plan to manage VNU Business Media, inc's portfolio of properties, divesting titles and events that do not fit its strategy for growth.

In the United States, we will also seek opportunities to develop on-line applications further, including e-commerce technologies in the areas of virtual trade shows, media buy execution systems, coupon promotions for consumer packaged goods, industry focused training products, integrated marketing of print/face-to-face/e-media offerings and more traditional areas, such as classified advertisements.

During 2004, we anticipate that in the United States, based on projected market conditions, some of our core markets (travel, retail, food, performance, marketing and media, design and film) will recover and others (apparel, real estate, and music) will grow more slowly. Revenue increases will result from a focused effort on organic growth, largely derived from non-print sources. Organic growth will be driven by the quality of our editorial and the integrity of our brands. Mechanisms will be put into place to guarantee the level of excellence in the content we provide, to maintain or achieve the number one position in the market. We believe that the delivery of high-quality content enables us to develop a powerful relationship with our audience allowing our advertisers or customers to communicate with the audience, whenever and however they want.

In Europe, we are consolidating our non-technology publishing position. We intend to extend our activities in exhibitions and business-to-business media and communications.

Directories

Overview

Through VNU World Directories, inc, with more than 30 years' experience, we operate a telephone directories and information services business, producing alphabetical and classified directories in print, CD-ROM and on-line formats. The Directories group is the market leader in each of the seven countries where it is present, currently producing over 125 directories in nine languages, printing approximately 40 million copies per year. We estimate, based on our own investigation and research, that our directories business has a market share of over 85 per cent. in five of the seven countries in which we operate.

During 2002, we expanded our activities to Romania through the acquisition (via DSE bv) of a 28 per cent. interest in the Romanian telephone directories company Pagini Aurii sa. In addition we increased our interest in Golden Pages ltd, our directories affiliate in Dublin, Ireland, from 37 per cent. to 100 per cent. In August 2003, we increased our share in Pagini Aurii sa from 28 per cent. to 85 per cent.

VNU nv has sole economic interest in the directories business in The Netherlands and Ireland. VNU nv has a joint venture participation in the publishing companies of classified and alphabetical directories in Belgium, Portugal, South Africa, Puerto Rico and Romania. The participations in South Africa and Puerto Rico are minority interests. In addition to print, the Directories group also delivers advertiser information to consumers in certain markets via the Internet as well as on CD-ROM and through operator-assisted calls. We estimate, based on our own investigation and research, that our directories receive more than 600 million consultations per year. At December 31, 2002, the Directories group had 1,986 full-time equivalent employees.

The Directories group derives the major proportion of its revenues from advertisements in its print directories. We believe that many advertisers view directory advertising as a mandatory feature of their marketing profile, or "must have" exposure, which is supported by historical annual renewal rates of 75 per cent. to 85 per cent. This high renewal rate helps reduce the Directories group's exposure to cyclical downturns and ensure the sustainability of its high margins.

Internet is starting to play a key role. In order to acquire a leading position on the Internet, it is necessary to devote considerable attention to and promote additional sources of income from electronic products. The number of fee-paying Internet advertisers continued to grow to almost 75,000 advertisers at December 31, 2002. The number of page views amounted to approximately 315 million. Websites are improved continuously and are expanded with additional information, new search opportunities, multi-language versions, maps and route descriptions.

Key Products and Geographic Markets

We believe that the internationally recognisable features of the Directories group's products, such as the yellow-coloured pages and the "walking fingers" logo (which is owned or licensed by us in our relevant countries of operations), make our products leading consumer and business directories in their markets. Primary products include "yellow pages" classified directories, "white pages" alphabetical directories, business-to-business directories and neighbourhood directories. In addition, the Directories group offers various electronic and other directory products, including: directories on CD-ROM, directories on the Internet, operator-assisted directory services, printed fax directories and printed tourist/visitor directories.

The Directories group publishes directories with listings, free of charge, of the businesses in the countries in which it operates, representing a total of over 2 million businesses, of which approximately 600,000 purchase advertisements or extra listings in the directories.

The following table sets out information on the scope of the Directories group's business activities:

Country	Number of Directories	Market Share	Non-Print Directories	Joint Venture Partner
Belgium	27	>90%	Internet, CD-ROM	Belgacom
The Netherlands	26	>50%	Internet, CD-ROM	None
Portugal	19	>85%	Internet, Audio	Portugal Telecom
Ireland	13	>90%	Internet, CD-ROM, Audio	None
Romania	41	>90%	Internet, CD-ROM	Romtelekom
South Africa	24	>90%	CD-ROM, Audio	Telkom South Africa
Puerto Rico	10	>90%	Internet, CD-ROM, Audio	Verizon, Puerto Rico Telecom

(1) Market share information is based on our own investigation and research.

Directories accounts for approximately 12 per cent. of our consolidated total revenues.

Operation of Joint Ventures

Day-to-day operations of each of the Directories group's joint ventures are conducted through the respective businesses' managing directors, who are appointed by the board of directors of that business. Pursuant to our joint venture agreements, we hold minority interests in Puerto Rico and South Africa and majority economic interests in Belgium, Portugal and Romania. In those companies where we hold a minority interest, we share control of key issues (such as approval of operating budgets, capital expenditures and investment decisions).

None of the Directories group's joint venture agreements has a specific termination date (except for one agreement that has a 99-year term), and generally they are terminable only upon the occurrence of certain extraordinary events, such as the bankruptcy of either party or the loss of the telecommunications service provider's licence, or as a result of significant breaches of the terms of the agreements. If one or more joint venture agreements were terminated or could not be renewed on terms satisfactory to us, or if one or more of our joint venture partners were to encounter financial difficulties, this could harm our business, financial condition, results of operations and prospects.

Sales, Production and Distribution

The Directories group employs approximately 1,200 people in sales, representing about 60 per cent. of its total number of employees. Approximately 600 of the sales force sell directly, approximately 250 sell by telephone and approximately 350 people are in marketing sales support and customer services. Commercial yellow pages display space is sold by a direct sales force, which for one to six months every year visits each region for which a directory will be printed. Sales staff are given sales targets and are paid on a salary plus commission basis. They personally contact current and prospective large- and medium-sized business customers. Telesales staff sell bold highlighted listings to smaller businesses and individual professionals.

Display advertising is generally sold by size, based on a standard set of rates. Businesses often list in print, on the Internet and on CD-ROM. The Directories group's breadth of offerings enables one advertiser to list in a number of directories with one "media buy".

At present, advertisements are prepared and compiled by Directories staff and delivered in print-ready form to the printers. All printing work is outsourced but paper purchasing is done by World Directories. The distribution is usually outsourced but managed and controlled by World Directories.

Operations and Systems

The Directories group generates databases of all business or residential listings from a variety of sources. The principal sources of information are records maintained and updated by the national or local telephone system operator supplemented with lists from various chambers of commerce or third-party contractors.

In each country, we collect and process data into databases on mainframe computer systems. Computer specialists and other personnel (some of whom are third-party contractors) maintain these databases, which are reviewed regularly to correct inaccurate data and to purge dated information.

Competition

We believe that the Directories group is one of the largest independent publishers of directories outside the United States. Competition is principally from small, local directories. However, in The Netherlands, the Directories group competes directly with the former telephone directories business of KPN nv, which was recently divested to a private owner.

Other large companies, including TPI Páginas Amarillas (Telefónica Publicidad e Información sa) and SEAT Pagine Gialle spa, which have strong competitive positions in Spain and Italy, respectively, do not currently compete with the Directories group in its markets. We believe that the overall level of competition in printed directories is both low and stable, and that as operators of the business and owners of the relevant trademarks we have the benefit thereof over the competition.

We believe that media such as CD-ROM and the Internet may partly displace traditional printed directories. The Directories group has been proactive in exploiting these new media opportunities in its existing markets, for example, by aggressively investing in on-line directories in all countries where it operates. Furthermore, we believe that the changes brought on by new media constitute more of an opportunity for further growth than a threat for the Directories group's traditional print business.

Strategic Initiatives

We believe that the Directories group's past success in bringing new products to market in this industry, such as local directories, and its extensive reach into the business and consumer sectors uniquely position it to capitalise on emerging opportunities. While printed directory products are expected to account for the majority of revenues for the foreseeable future, as the demand for on-line products grows, the Directories group is pursuing investments in electronic products, such as the Internet and mobile applications for Internet use, for example, wireless application protocol technology, in order to remain the leading provider of directory services in its markets.

The existing databases of the Directories group are unique assets for a variety of on-line services. At present we are concentrating on providing highly functional search engines at each of our directories' related websites and on providing e-commerce services to our customers.

In order to increase the use of our own directories, we have become a directory service provider to Internet sites. Certain sites, for example Skynet (Belgacom nv) in Belgium and ilse (ilse Media Groep bv) in The Netherlands, offer their users free access to the Directories group's database of business listings by adding a button labelled "yellow pages". In our view, while well-known consumer goods and services companies may be able to draw users to their sites directly, the small- to medium-sized businesses, which form the traditional "yellow pages" advertiser base, are likely to need an intermediary to reach a broad audience. We believe that we are well positioned to act as such an intermediary. We believe that, because customers have come to trust printed "yellow pages" directories when searching for specific products and services, there is an opportunity to leverage this brand to an on-line format, creating comprehensive search engines for specific products and services. In addition, this new platform may also present viable e-commerce opportunities in certain business segments whereby customers can identify a supplier of goods or services and, in addition, initiate and complete a commercial transaction with that supplier. However, customer acceptance of e-commerce has been marginal to this date.

Intellectual Property

We regard our owned or controlled trade secrets, confidential information, copyrights, publishing rights, trademarks, trade names, patents and other intellectual property rights, in the aggregate, as important to our media, information and publishing activities. We rely on copyright, trademark, patent and trade secrets laws as well as, where appropriate, licensing and confidentiality agreements to protect our intellectual property rights. Moreover, we rely on database protection rights.

We believe that, among others, the "ACNielsen", "Nielsen Media Research" and "Nielsen" names and related names, marks, patents and logos are of material importance. ACNielsen is licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by ACNielsen. The names of VNU nv's products and services referred to herein are registered or unregistered trademarks or service marks owned by or licensed to VNU nv or its subsidiaries.

We have registered as trademarks the titles of our principal magazines, trade publications and trade shows, as well as, where appropriate, other services and products. Effective trademark, copyright, patent, trade secret and database protection laws, however, may not be available in every country in which our products are available.

We have licensed in the past, and we expect that we may license in the future, elements of our proprietary rights to third-party licensees. While we attempt to ensure that our rights are adequately protected, we cannot assure you that such licensees will not take actions that might affect our proprietary rights or the reputation of our products or services, either of which could harm our business. We also publish certain titles under licence from third parties and derive a small portion of the net revenues from these titles. The technology and other intellectual property rights licensed by ACNielsen are important to its business, although management of ACNielsen believes that ACNielsen's business, as a whole, is not dependent upon any one intellectual property or group of such properties.

We may be subject to claims of infringement or alleged infringement by us or our licensees of trademarks and other intellectual property rights from time to time in the ordinary course of business.

Employees

We employ approximately 37,500 people (in full-time equivalents) worldwide. We consider relations with our employees to be good.

The following table sets out certain statistical information regarding our full-time employees at the end of each of the years indicated.

	At June 30,	At December 31,		
Full-time equivalent employees	**2003**	**2002**	**2001**	**2000**
Marketing Information(1),(2)	24,563	24,791	24,122	9,473
Media Measurement & Information(1),(2)	8,222	7,834	7,797	—
Business Information	2,704	2,863	3,361	3,775
Directories	1,893	1,986	1,840	1,884
Divested operations(3)	—	—	—	3,822
Other	112	116	115	154
Total(4)	37,494	37,590	37,235	19,108
Within The Netherlands	1,396	1,450	1,406	3,900

(1) On February 16, 2001 we acquired ACNielsen, which had approximately 21,000 employees at the time of the acquisition.

(2) Separate figures for Marketing Information and Media Measurement & Information (formerly, together Marketing & Media Information) are not available for the year 2000.

(3) Includes in 2000 Consumer Information and Educational Information.

(4) Includes a proportional number of employees at our 50 per cent. owned subsidiaries.

Technology

Our business activities, particularly in the provision of our marketing and media information services, require significant data processing and storage capabilities. Our systems are generally decentralised to the business activity level, with different units utilising different technologies.

Description of Properties

The majority of the properties (including our executive office in Haarlem) we use are held by us or our subsidiaries under long-term leases.

Legal Proceedings and Contingencies

We are subject to litigation and other claims in the ordinary course of our business.

On July 29, 1996, Information Resources, inc ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet

Corporation ("Old D&B"), A.C. Nielsen Company (a subsidiary of ACNielsen), and I.M.S. International, inc (formerly a subsidiary of Cognizant Corporation ("Cognizant"), and a predecessor of IMS Health Incorporated ("IMS Health")) (the "IRI Action"). The complaint alleges various violations of the antitrust laws. It also alleges a claim of tortious interference with a contract and with a prospective business relationship, which claims arise out of the acquisition by the defendants of Survey Research Group ltd. IRI's complaint alleges damages in excess of $350 million, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount. Discovery in the IRI Action is currently ongoing. In connection with the IRI Action, Old D&B, Cognizant and ACNielsen entered into an indemnity and joint defence agreement pursuant to which they agreed (1) to certain arrangements allocating potential liabilities (the "IRI Liabilities"), that may arise out of or in connection with the IRI Action and (2) to conduct a joint defence of such action. In particular, the indemnity and joint defence agreement provides that ACNielsen will assume exclusive liability for the IRI Liabilities up to a maximum amount to be calculated at the time such liabilities, if any, become payable (the "ACN Maximum Amount"), and that Cognizant and Old D&B will share liability equally for any amounts in excess of the ACN Maximum Amount (such liability of Cognizant being referred to as the "Cognizant Liabilities", and such liability of Old D&B being referred to as the "Old D&B Liabilities"). The indemnity and joint defence agreement provides that the ACN Maximum Amount will be determined by an investment banking firm as the maximum amount which ACNielsen is able to pay after giving effect to (1) any plan submitted by such investment bank which is designed to maximise the claims paying ability of ACNielsen without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring stockholder approval), and (2) payment of related fees and expenses. For these purposes, financial viability means the ability of ACNielsen, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented. The indemnity and joint defence agreement also imposes certain restrictions on ACNielsen, including restrictions with respect to the payment of cash dividends and transactions with related persons.

On February 16, 2001, in connection with our acquisition of ACNielsen, we assumed ACNielsen's obligations as required by the indemnity and joint defence agreement. In addition, pursuant to the terms of the indemnity and joint defence agreement, our company, as the parent of ACNielsen, would be included with ACNielsen for purposes of determining the ACN Maximum Amount referred to above.

In June 1998 (1) Old D&B changed its name to R.H. Donnelley Corporation and spun off (the "D&B Spin") a company named The Dun & Bradstreet Corporation ("New D&B"), and (2) Cognizant changed its name to Nielsen Media Research, inc (now our subsidiary) and spun off (the "Cognizant Spin") IMS Health. On September 30, 2000, New D&B changed its name to Moody's Corporation and spun off (the "Moody's Spin") a company now named The Dun & Bradstreet Corporation ("Current D&B"). As contemplated by the terms of a distribution agreement dated as of October 28, 1996 (the "1996 distribution agreement"), among ACNielsen, Old D&B and Cognizant, pursuant to which shares of Cognizant and ACNielsen were distributed to the stockholders of Old D&B (1), New D&B, in connection with the D&B Spin, and Current D&B, in connection with the Moody's Spin, provided undertakings to ACNielsen to be jointly and severally liable for the Old D&B Liabilities, and (2) IMS Health, in connection with the Cognizant Spin, provided an undertaking to ACNielsen to be jointly and severally liable for the Cognizant Liabilities. Also, in connection with certain other spin-off transactions since the date of the 1996 distribution agreement, ACNielsen has received comparable undertakings with respect to the Cognizant Liabilities from Gartner Group, inc and Synavant inc.

Pursuant to a distribution agreement dated as of June 30, 1998 (the "1998 distribution agreement"), between Nielsen Media Research and IMS Health, IMS Health and Nielsen Media Research agreed that, as between themselves, IMS Health will assume 75 per cent., and Nielsen Media Research will assume 25 per cent., of any payments to be made in respect of the IRI Action under the indemnity and joint defence agreement or otherwise, including any legal fees and expenses related thereto incurred in 1999 or thereafter.

We are unable to predict at this time the final outcome of the IRI Action. Were it to be resolved adversely to our interests, this might harm our business, financial condition, results of operations and prospects.

Save as described above, there are no other pending actions, suits or proceedings against or affecting us which, if determined adversely to us, would in our view, individually or in the aggregate, have a material effect on our business, financial condition, results of operations and prospects.

Insurance

Our activities are covered by comprehensive insurance policies, including property, and third-party liability insurance, as well as directors' and officers' insurance. Our assets, such as buildings, inventories and motor vehicles are insured according to industry practice. We believe that our insurance coverage is adequate.

MANAGEMENT

Management of our company is entrusted to the Executive Board under the supervision of the Board of Supervisory Directors. Each member of the Executive Board is individually authorised to represent our company. The members of the Board of Supervisory Directors are not authorised to bind us.

Supervisory Board

The members of the Board of Supervisory Directors are currently as follows:

A.G. Jacobs (Chairman), born in 1936, has been a member of the Board of Supervisory Directors since January 1998. Mr. Jacobs also serves as Chairman of the board of supervisory directors of Imtech nv, Joh. Enschedé bv and Koninklijke Nederlandsche Petroleum Maatschappij nv, and as a member of the board of supervisory directors of Buhrmann nv, IHC Caland nv and ING Groep nv.

F.L.V. Meysman (Vice-Chairman), born in 1952, has been a member of the Board of Supervisory Directors since April 1995. Mr. Meysman formerly served as Chairman of the Board of Management of Sara Lee/DE International bv and as Executive Vice-President and Director of Sara Lee Corporation. He also serves as a member of the board of supervisory directors of Grontmij nv and as a member of the board of GIMV nv.

J.L. Brentjens, born in 1940, has been a member of the Board of Supervisory Directors since April 2000 and prior thereto he was Chairman of the Executive Board. Mr. Brentjens also serves as Chairman of the board of supervisory directors of Heijmans nv, Océ nv and Arboned nv, as Vice-Chairman of the board of supervisory directors of Roto Smeets De Boer nv, as a member of the board of supervisory directors of Fortis Obam nv and P. Bakker Hillegom bv, as Chairman of the board of Stichting Katholieke Universiteit Nijmegen, as Vice-Chairman of the board of Van Leer Group Foundation, and as a member of the board of Stichting Preferente Aandelen Gamma Holding nv and Stichting Administratiekantoor Preferente Aandelen Hagemeyer.

R. Dahan, born in 1941, has been a member of the Board of Supervisory Directors since April 2003. Mr. Dahan also serves as a member of the board of supervisory directors of TPG nv and as a member of the international advisory board of Instituto de Empresa (a business school in Madrid, Spain), CVC Capital Partners (an equity fund) and Guggenheim Group (a private investment fund).

P.A.F.W. Elverding, born in 1948, has been a member of the Board of Supervisory Directors since April 2000. Mr. Elverding currently serves as Chairman of the Executive Board of Koninklijke DSM nv. He also serves as Chairman of the board of delegate supervisory directors of nv Nederlandse Gasunie, as a member of the board of supervisory directors of nv Nederlandse Gasunie, De Nederlandsche Bank nv and Universiteit Maastricht/Transnationale Universiteit Limburg, as Chairman of the board of Stichting Management Studies, as Chairman of the board of supervisory directors of Stichting Revalidatie Limburg, as a treasurer of Association VNO NCW and as Vice-President of CEFIC.

G.S. Hobbs, born in 1941, has been appointed as a member of the Board of Supervisory Directors with effect from January 1, 2004. Prior thereto he was a member of the Executive Board since 1998, and Vice-Chairman of the Executive Board since 2001. Mr. Hobbs retired as a member of the Executive Board as of April 15, 2003. Prior to joining our company in 1994, Mr. Hobbs was Chief Executive Officer of BPI Communications.

Executive Board

The members of the Executive Board are currently as follows:

R.F. van den Bergh (Chairman since April 2000), born in 1950, has been Vice-Chairman of the Executive Board since 1998 and a member of the Executive Board since 1992. Mr. Van den Bergh also serves on the board of supervisory directors of Getronics nv, NPM Capital nv and Pon Holdings bv.

M.P. Connors, born in 1955, has been a member of the Executive Board since 2001. Mr. Connors has been Chairman and Chief Executive Officer of our Media Measurement & Information group since June 2001, and Vice-Chairman of ACNielsen since 1996. Prior to that, Mr. Connors was Senior Vice-President and Chief Human Resources Officer of Dun & Bradstreet and Senior Vice-President for America Express Travel Related Services.

F.J.G.M. Cremers, born in 1952, has been a member of the Executive Board since 1997. Mr. Cremers also serves as a member of the board of supervisory directors of nv Nederlandse Spoorwegen and as a member of the Commissie Openbare Biedingen (the committee on public

take-over bids) of the Autoriteit Financiële Markten (the Dutch financial authority). Prior to joining our company, Mr. Cremers worked for the Royal Dutch Shell Group for 21 years in a number of countries in a variety of management positions.

Other members of management authorised to bind our company are A.H.M. van Schaik, since March 11, 2003, Th.C.M. van Kampen, since March 11, 2003 and F.L. Dombrée, since September 1, 1997.

For the purposes hereof, the business address of each of the members of the Executive Board and the Board of Supervisory Directors is the address of our offices in Haarlem, The Netherlands. Only natural persons can be members of the Executive Board or the Board of Supervisory Directors.

Compensation of the Board of Supervisory Directors and the Executive Board

In 2002, the aggregate remuneration (salaries, accruals for bonuses and other incentives, social premiums and pension costs) for the members of the Executive Board was €11.1 million. This includes remuneration of Mr. Hobbs, who retired as a member of the Executive Board as of April 15, 2003. Total remuneration for seven members of the Board of Supervisory Directors was €186,051.

Directors' Interest in Our Company

All current members of the Executive Board hold common shares. Members of the Executive Board hold rights to acquire 602,500 common shares under the Management Stock Option Plan. One member of the Board of Supervisory Directors (a retired member of the Executive Board) holds 10,086 common shares and the right to acquire 35,000 common shares under the Management Stock Option Plan. One former member of the Executive Board holds rights to acquire 190,000 common shares under the Management Stock Option Plan.

The following table shows the stock option and the common share holdings of members of our Executive Board, our Board of Supervisory Directors, and one former member of the Executive Board, as at September 8, 2003:

	Options 1999	Options 2000	Options 2001	Options 2002	Options 2003	Common Shares
Executive Board						
R.F. van den Bergh	32,500	60,000	40,000	60,000	40,000	2,462
M.P. Connors	—	—	20,000	60,000	40,000	31,332
F.J.G.M. Cremers	30,000	60,000	60,000	60,000	40,000	923
Board of Supervisory Directors						
J.L. Brentjens	35,000	—	—	—	—	10,086
Former member of the Executive Board						
G.S. Hobbs	30,000	60,000	40,000	60,000	—	—
Total	127,500	180,000	160,000	240,000	120,000	44,803

The exercise prices in 1999, 2000, 2001, 2002 and 2003 amount to an average of €39.18, €59.80, an average of €38.90, €36.50 and €24.92 respectively. Options in the 1999 series have a five-year term. Of the options in the 2000 series, two-thirds have a five-year term and the remaining third has a ten-year term. Of the options in the 2001 series, approximately two-thirds have a five-year term and approximately one-third has a ten-year term. Of the options in the 2002 series, two-thirds have a seven-year term and one-third has a ten-year term. Of the options in the 2003 series, half has a seven-year term and half has a ten-year term.

Directors' Loan

In March 2002, in connection with the relocation to the United States of the Chairman of the Executive Board and his family, the Chairman received a home mortgage loan from VNU nv in the amount of $4,140,000. The loan accrues interest at the rate of 6.0 per cent. per year. The interest is due on repayment of the loan. If at that moment the value of the house is not sufficient to cover the original cost plus accrued interest, VNU nv will cover the difference on an after tax basis.

We have not made any guarantees in favour of members of the Executive Board or Board of Supervisory Directors.

SUMMARY FINANCIAL INFORMATION

The tables below comprise a summary of financial information, which has been extracted from our audited consolidated financial statements as at, and for the years ended, December 31, 2002 and 2001 and the unaudited consolidated financial statements as at, and for the six months ended, June 30, 2003 and 2002.

VNU N.V.

CONSOLIDATED BALANCE SHEET

	As at June 30, 2003	As at June 30, 2002	As at December 31, 2002	As at December 31, 2001
	(unaudited)	*(unaudited)*		
		(€ in thousands)		
Fixed assets				
Intangible assets	7,655,040	8,757,068	8,199,748	9,149,494
Property, plant and equipment	495,596	496,403	522,353	537,515
Long-term financial assets	138,374	156,476	126,020	171,769
	8,289,010	9,409,947	8,848,121	9,858,778
Current assets				
Inventories	71,846	74,606	62,353	56,602
Accounts receivable and other current assets	1,238,042	1,411,459	1,281,983	1,509,616
Cash and cash equivalents	450,694	513,412	524,515	623,639
	1,760,582	1,999,477	1,868,851	2,189,857
Current liabilities	1,522,437	1,980,342	1,913,779	2,588,463
Working capital	238,145	19,135	(44,928)	(398,606)
Capital to be financed	8,527,155	9,429,082	8,803,193	9,460,172
Non-current liabilities				
Debenture loans and private placements	3,082,592	3,499,093	3,183,977	3,355,052
Other long-term liabilities	67,134	179,392	102,886	196,629
	3,149,726	3,678,485	3,286,863	3,551,681
Subordinated loans	491,882	491,882	491,882	491,882
Provisions for liabilities and charges	429,606	268,368	331,881	279,101
Minority interests	91,100	91,070	105,343	142,142
Shareholders' equity				
Capital stock	52,601	52,085	52,195	50,262
Additional paid-in capital	2,334,851	2,335,849	2,335,360	2,067,434
Retained earnings(1)	1,874,225	2,418,519	2,029,998	1,873,574
Unappropriated net earnings(1)	103,164	92,824	169,671	1,004,096
	4,364,841	4,899,277	4,587,224	4,995,366
Financing capital	8,527,155	9,429,082	8,803,193	9,460,172

(1) The consolidated balance sheet for 2002 has been prepared before appropriation of net earnings. Prior year amounts have been adjusted accordingly.

VNU N.V.

CONSOLIDATED STATEMENT OF EARNINGS

	Six months ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2002	Year ended December 31, 2001
	(unaudited)	*(unaudited)*		
		(€ in thousands)		
Net operating revenues	1,923,607	2,158,534	4,266,420	4,813,206
Other revenues	15,515	5,294	9,057	11,887
Total revenues	1,939,122	2,163,828	4,275,477	4,825,093
Personnel costs	930,731	1,031,985	2,018,111	1,917,675
Raw materials and purchased services	403,399	406,768	797,075	1,009,086
Other operating expenses	194,755	304,827	554,734	943,496
Depreciation of property, plant and equipment	80,755	81,997	159,715	148,822
Total operating costs and expenses(1)	1,609,640	1,825,577	3,529,635	4,019,079
Operating income before goodwill amortisation and impairment charges	329,482	338,251	745,842	806,014
Goodwill amortisation	(100,307)	(107,695)	(248,401)	(260,466)
Goodwill impairment charges	—	—	(37,963)	(140,000)
Operating income after goodwill amortisation and impairment charges	229,175	230,556	459,478	405,548
Interest income	6,789	14,433	23,248	41,319
Interest expense	(76,495)	(96,156)	(184,308)	(276,535)
Other financial gains and losses	(1,367)	—	(7,000)	—
Results from financial income and expense	(71,073)	(81,723)	(168,060)	(235,216)
Earnings from ordinary activities before income taxes	158,102	148,833	291,418	170,332
Income taxes	(53,145)	(62,451)	(127,330)	(163,620)
Net earnings of associates(2)	3,668	4,000	9,728	17,623
Minority interests	(5,461)	2,442	(4,145)	(9,638)
Earnings from ordinary activities after income taxes and after minority interests	103,164	92,824	169,671	14,697
Extraordinary items before income taxes	—	—	—	989,399
Income taxes	—	—	—	—
Extraordinary items after income taxes	—	—	—	989,399
Net earnings	103,164	92,824	169,671	1,004,096

	Six months ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2002	Year ended December 31, 2001
	(unaudited)	*(unaudited)*		
		(€)		
Per common share				
Earnings before goodwill amortisation, impairment charges and extraordinary items (cash earnings)	0.80	0.82	1.83	1.73
Earnings before extraordinary items	0.40	0.37	0.67	0.04
Net earnings	0.40	0.37	0.67	4.21(3)

(1) We have altered the breakdown of the operating costs and expenses for 2003. We adjusted the (comparative) figures for 2002 accordingly.

(2) As of the first half of 2003 we changed the presentation of the equity in net earnings of associates. Prior year amounts have been adjusted accordingly.

(3) Including extraordinary items (divestiture of Consumer Information and Educational Information groups).

SHAREHOLDERS' EQUITY

Changes in shareholders' equity are as follows:

	Six months ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2002	Year ended December 31, 2001
	(unaudited)	*(unaudited)*		
		(€ in millions)		
Balance at January 1	4,587	4,995	4,995	3,747
Adjustment balance at January 1 before appropriation of net earnings(1)	—	—	—	94
Issuance of new shares	—	260	270	17
Foreign currency rate differences	(271)	(392)	(687)	208
Dividends paid in cash	(60)	(51)	(73)	(70)
Net earnings current financial year(1)	103	93	170	1,004
Other changes	6	(6)	(88)	(5)
Balance at December 31	—	—	4,587	4,995
Balance at June 30	4,365	4,899	—	—

(1) The consolidated balance sheet for 2002 has been prepared before appropriation of net earnings. Prior year amounts have been adjusted accordingly.

VNU N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2002	Year ended December 31, 2001
	(unaudited)	(unaudited)		
	(€ in thousands)			
Operating income of subsidiaries after goodwill amortisation and impairment charges	229,175	230,557	459,478	405,549
Adjustments for:				
Bookgains, included in operating income	(15,515)	(5,294)	(9,057)	(11,887)
Depreciation of property, plant and equipment	80,755	81,997	159,715	148,822
Goodwill amortisation and impairment charges of subsidiaries	100,307	107,695	286,364	400,465
Change in provisions and other long-term liabilities	(5,843)	(5,083)	(10,695)	(23,647)
Change in accounts receivable and other current assets	10,834	19,351	47,193	(19,733)
Change in inventories	(10,903)	(9,886)	1,656	8,683
Change in current liabilities	(140,250)	(108,469)	(91,282)	(41,115)
Change in working capital items	(140,319)	(99,004)	(42,433)	(52,165)
Cash flows from operations of subsidiaries	248,560	310,868	843,372	867,137
Interest received	3,316	10,023	22,695	43,067
Dividends received from associates	1,689	567	12,286	11,455
Interest paid	(63,717)	(77,129)	(173,861)	(262,352)
Income taxes paid	(37,012)	(30,225)	(79,683)	(142,189)
	(95,724)	(96,764)	(218,563)	(350,019)
Cash flows from operating activities	152,836	214,104	624,809	517,118
Acquisition of subsidiaries and associates	(72,666)	(291,014)	(326,248)	(2,782,593)
Divestiture of subsidiaries and associates	22,825	13,723	16,985	1,289,437
Net investments in property, plant and equipment	(71,384)	(84,378)	(197,917)	(238,617)
Net investments in long-term financial assets	(2,785)	(6,078)	(7,417)	10,429
Cash flows from investment activities	(124,010)	(367,747)	(514,597)	(1,721,344)
Proceeds from long- and short-term debt	415,834	414,371	635,256	5,739,897
Repayment of long- and short-term debt	(425,089)	(528,058)	(992,795)	(4,268,047)
Proceeds from share issuance	—	259,992	259,922	9,175
Dividends paid	(59,663)	(51,424)	(72,510)	(69,659)
Cash flows from financing activities	(68,918)	94,881	(170,127)	1,411,366
Net cash flows	(40,092)	(58,762)	(59,915)	207,140
Foreign currency translation differences and other changes	(33,729)	(51,465)	(39,209)	(185,923)
Change in cash and cash equivalents	(73,821)	(110,227)	(99,124)	21,217
Cash flows from operating activities	152,836	214,104	624,809	517,118
Net investments in property, plant and equipment	(71,384)	(84,378)	(197,917)	(238,617)
Free cash flows before dividends paid	81,452	129,726	426,892	278,501
Dividends paid	(59,663)	(51,424)	(72,510)	(69,659)
Free cash flows	21,789	78,302	354,382	208,842

TAXATION

Certain Dutch Tax Consequences for Holders of Notes

General

The following summary describes the principal Netherlands tax consequences of the acquisition, holding, redemption and disposal of Notes, which term, for the purpose of this summary, includes Coupons, Receipts and Talons. This summary does not purport to be a comprehensive description of all Netherlands tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the Notes. Each prospective Noteholder should consult a professional adviser with respect to the tax consequences of an investment in the Notes. The discussion of certain Netherlands taxes set forth below is included for general information purposes only.

This summary is based on Netherlands tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of this Offering Circular, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

This summary does not address Netherlands tax consequences of a Noteholder who holds a substantial interest (aanmerkelijk belang) in the Issuer, within the meaning of Section 4.3 of the Income Tax Act 2001. Generally speaking, a Noteholder holds a substantial interest in the Issuer, if such Noteholder, alone or together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 per cent. or more of the total issued capital of the Issuer or of 5 per cent. or more of the issued capital of a certain class of shares of the Issuer, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Issuer.

For the purpose of the principal Netherlands tax consequences described herein it is assumed that the Issuer is a resident of The Netherlands for Netherlands tax purposes.

Withholding Tax

No Netherlands withholding tax is due upon payments on the Notes, provided that the Notes do not in fact have the function of equity of the Issuer within the meaning of Article 10(1)(d) of the Corporate Income Tax Act 1969.

Corporate Income Tax and Individual Income Tax

Residents of The Netherlands

If the Noteholder is subject to Netherlands corporate income tax and the Notes are attributable to its (deemed) business assets, income derived from the Notes and gains realised upon the redemption and disposal of the Notes are generally taxable in The Netherlands.

If the Noteholder is an individual, a resident or deemed to be a resident of The Netherlands for Netherlands tax purposes (including the individual Noteholder who has opted to be taxed as a resident of The Netherlands), the income derived from the Notes and the gains realised upon the redemption and disposal of the Notes are taxable at the progressive rates of the Income Tax Act 2001, if:

(i) the Noteholder has an enterprise or an interest in an enterprise, to which enterprise the Notes are attributable; or

(ii) such income or gains qualify as "income from miscellaneous activities" (*resultaat uit overige werkzaamheden*) within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities with respect to the Notes that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If neither condition (i) nor condition (ii) applies to the individual Noteholder, the actual income derived from the Notes and the actual gains realised with respect to the Notes will not be taxable. Instead, such Noteholder will be taxed at a flat rate of 30 per cent. on deemed income from "savings and investments" (*sparen en beleggen*) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4 per cent. of the average of the individual's "yield basis" (*rendementsgrondslag*) within the meaning of Article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Notes will be included in the individual's yield basis.

Non-residents of The Netherlands

A Noteholder that is not a resident nor deemed to be a resident of The Netherlands for Netherlands tax purposes (nor, if he or she is an individual, has opted to be taxed as a resident of The Netherlands) is not taxable in respect of income derived from the Notes and gains realised upon the redemption and disposal of the Notes, unless:

(i) the Noteholder has an enterprise or an interest in an enterprise, that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which Netherlands permanent establishment or permanent representative the Notes are attributable; or

(ii) the Noteholder is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities or through an employment contract, and to which enterprise the Notes are attributable; or

(iii) the Noteholder is an individual and such income or gains qualify as "income from miscellaneous activities" (*resultaat uit overige werkzaamheden*) in The Netherlands within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities in The Netherlands with respect to the Notes that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

Gift and Inheritance Taxes

Residents of The Netherlands

Generally, gift and inheritance taxes will be due in The Netherlands in respect of the acquisition of the Notes by way of a gift by, or on the death of, a Noteholder who is a resident or deemed to be a resident of The Netherlands for the purposes of Netherlands gift and inheritance tax at the time of the gift or his or her death.

An individual of Netherlands nationality is deemed to be a resident of The Netherlands for the purposes of Netherlands gift and inheritance tax, if he or she has been resident in The Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of The Netherlands for the purposes of Netherlands gift and inheritance tax only if he or she has been residing in The Netherlands at any time during the twelve months preceding the time of the gift.

Non-residents of The Netherlands

No gift or inheritance taxes will arise in The Netherlands in respect of the acquisition of the Notes by way of gift by, or as a result of the death of, a Noteholder who is neither a resident nor deemed to be a resident of The Netherlands for the purposes of Netherlands gift and inheritance tax, unless:

(i) such Noteholder at the time of the gift has or at the time of his of her death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which Netherlands permanent establishment or permanent representative the Notes are or were attributable; or

(ii) the Notes are or were attributable to the assets of an enterprise that is effectively managed in The Netherlands and the donor is or the deceased was entitled to a share in the profits of that enterprise, at the time of the gift or at the time of his or her death, other than by way of securities or through an employment contract; or

(iii) in the case of a gift of the Notes by an individual who at the date of the gift was neither a resident nor deemed to be a resident of The Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death, being a resident or deemed to be a resident of The Netherlands.

Treaties

Treaties may limit the Dutch Sovereignty to levy gift and inheritance taxes.

Other Taxes and Duties

No Netherlands VAT, capital duty, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in The Netherlands by a Noteholder in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Notes.

Certain UK Tax Consequences for Holders of Notes

General

The following is a general summary of the United Kingdom withholding tax treatment at the date hereof in relation to the payment of principal, interest, discount and premium in respect of the Notes. The summary does not deal with other United Kingdom tax aspects of acquiring, holding or disposing of Notes. Except where the context otherwise requires, the comments relate only to the position of persons who are absolute beneficial owners of the Notes and may not apply to certain classes of persons such as dealers or certain professional investors. Any holders of Notes who are in doubt as to their own tax position should consult their professional advisers.

Interest

Persons in the United Kingdom paying interest to or receiving interest on behalf of an individual or, in relation to certain types of Notes, paying amounts payable on redemption to or receiving such amounts on behalf of an individual may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

Payments of interest on the Notes may be made without withholding on account of United Kingdom income tax.

EU Savings Directive

On June 3, 2003, the European Council of Economics and Finance Ministers (ECOFIN) adopted Council Directive 2003/48/EC on the taxation of savings income in the form of interest payments. Under such Directive, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). The proposals in the Directive are anticipated to take effect from January 1, 2005 subject to a number of important conditions being met.

SUBSCRIPTION AND SALE

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in an amended and restated dealer agreement dated October 29, 2002 as supplemented by a supplemental dealer agreement dated October 27, 2003 (together, the "Dealer Agreement") between the Issuer, the Permanent Dealers and the Arranger, the Notes will be offered on a continuous basis by the Issuer to the Permanent Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer may pay each relevant Dealer a commission as agreed between them in respect of Notes subscribed by it. The Issuer has agreed to reimburse the Arranger for certain of its expenses incurred in connection with the establishment of the Programme and the Dealers for certain of their activities in connection with the Programme. The commissions in respect of an issue of Notes on a syndicated basis will be stated in the relevant Pricing Supplement.

In the Dealer Agreement, the Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Notes in bearer form having a maturity of more than one year are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each Permanent Dealer has represented and agreed and each additional Dealer will be required to represent and agree that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver the Notes of any identifiable Tranche, (i) as part of their distribution at any time or (ii) otherwise until 40 days after completion of the distribution of such Tranche as determined, and certified to the Issuer, by it, or in the case of Notes issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Permanent Dealer has represented, warranted and agreed and each additional Dealer will be required to represent, warrant and agree that:

(i) in relation to Notes which have a maturity of one year or more, it has not offered or sold and will not offer or sell prior to the date six months after their date of issue any Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) in relation to Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any such Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses, where the issue of the Notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of such Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(iv) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell anywhere in the world any Notes other than (i) Notes with a minimum denomination of €50,000 (or the equivalent thereof in another currency) which Notes are fully paid up at their issuance, (ii) to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises), (iii) in the case of a fully underwritten syndicated issue of Notes only, if the Notes qualify as Euro-securities under the Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*, the "STSA") and its implementing regulations (which they do if at least two syndicate members have their registered offices in different EEA member states and at least 60 per cent. of the relevant Notes is offered in one or more states other than the state where the Issuer has its registered office) and no general advertising or canvassing campaign will be conducted anywhere in the world in respect of the Notes or (iv) in circumstances where one of the exceptions to or other exemptions from the prohibition contained in article 3(1) of the STSA applies.

In addition, zero coupon Notes in definitive bearer form and other Notes in definitive bearer form on which interest does not become due and payable during their term but only at maturity (savings certificates or *spaarbewijzen* as defined in the Netherlands Savings Certificates Act or *Wet inzake spaarbewijzen*, the "SCA") may only be transferred and accepted, directly or indirectly, within, from or into The Netherlands through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. with due observance of the provisions of the SCA and its implementing regulations (which include registration requirements). No such mediation is required, however, in respect of (i) the initial issue of such Notes to the first holders thereof, (ii) the transfer and acceptance by individuals who do not act in the conduct of a profession or business, and (iii) the issue and trading of such Notes if they are physically issued outside The Netherlands and are not immediately thereafter distributed in The Netherlands.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, each of the Dealers has represented and agreed and each additional Dealer will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to or for the benefit of a resident of Japan or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

General

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Offering Circular.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Offering Circular or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes the Offering Circular, any other offering material or any Pricing Supplement and neither the Issuer nor any other Dealer shall have responsibility therefor.

FORM OF PRICING SUPPLEMENT

The form of Pricing Supplement that will be issued in respect of each Tranche, subject only to the deletion of non-applicable provisions, is set out below:

Pricing Supplement dated [●]

VNU N.V.

(a company incorporated with limited liability in The Netherlands, with its corporate seat in Haarlem, The Netherlands)

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the **€2,500,000,000 Euro Medium Term Note Programme**

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated October 27, 2003 [and the Supplemental Offering Circular dated [●]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Offering Circular dated [original date]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated [current date] [and the supplemental Offering Circular dated [●]], save in respect of the Conditions which are extracted from the Offering Circular dated [original date] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1	Issuer:		VNU N.V.
2	[(i)]	Series Number:	[●]
	[(ii)	Tranche Number:	[●]
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).]		
3	Specified Currency or Currencies:		[●]
4	Aggregate Nominal Amount:		
	[(i)]	Series:	[●]
	[(ii)	Tranche:	[●]]
5	[(i)]	Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] (*in the case of fungible issues only, if applicable*)]
	[(ii)	Net proceeds:	[●] (*Required only for listed issues*)]
6	Specified Denominations:		[●][(1)]
			[●]
7	(i)	Issue Date:	[●]
	(ii)	Interest Commencement Date:	[●]

(1) Notes (including Notes denominated in sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000 and which have a maturity of less than one year must have a minimum redemption value of £100,000 (or its equivalent in other currencies).

8	Maturity Date:	*[specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year]*
9	Interest Basis:	[[●] per cent. Fixed Rate] [[*specify reference rate*] +/– [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [Other (*specify*)] (further particulars specified below)
10	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [Other (*specify*)]
11	Change of Interest or Redemption/Payment Basis:	*[Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis]*
12	Put/Call Options:	[Put] [Call] [(further particulars specified below)]
13	Status of the Notes:	Senior
14	Listing:	[Luxembourg/None]
15	Method of distribution:	[Syndicated/Non-syndicated/other]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Rate[(s)] of Interest:	[●] per cent. per annum [payable [annually/ semi-annually/quarterly/monthly] in arrear]
(ii)	Interest Payment Date(s):	[●] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Additional Business Centre(s) for the definition of "Business Day"*]/not adjusted]
(iii)	Fixed Coupon Amount(s):	[●] per [●] in nominal amount
(iv)	Broken Amount:	*[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)] and the Interest Payment Date(s) to which they relate]*
(v)	Day Count Fraction (Condition 4(k)):	[●] (*Day count fraction should be Actual/Actual-ISMA for all fixed rate issues other than those denominated in U.S. dollars, unless the client requests otherwise*)
(vi)	Determination Date(s) (Condition 4(k)):	[●] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*][(2)]

(2) Only to be completed for an issue where Day Count Fraction is Actual/Actual-ISMA.

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17	**Floating Rate Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Specified Period(s):	[•]
	(ii)	Specified Interest Payment Dates:	[•]
	(iii)	Business Day Convention:	[Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(iv)	Additional Business Centre(s) (Condition 4(k)):	[•]
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
	(vi)	Interest Period Date(s):	[Not Applicable/*specify dates*]
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]):	[•]
	(viii)	Screen Rate Determination (Condition 4(b)(iii)(B)):	
		• Relevant Time:	[•]
		• Interest Determination Date:	[[•] [TARGET] Business Days in [*specify city*] for [*specify currency*] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
		• Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
		• Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
		• Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark— specify if not London*]
		• Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
		• Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
		• Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
		• Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
	(ix)	ISDA Determination (Condition 4(b)(iii)(A)):	
		• Floating Rate Option:	[•]
		• Designated Maturity:	[•]
		• Reset Date:	[•]
		• ISDA Definitions (if different from those set out in the Conditions):	[•]

	(x)	Margin(s):	[+/–] [●] per cent. per annum
	(xi)	Minimum Rate of Interest:	[●] per cent. per annum
	(xii)	Maximum Rate of Interest:	[●] per cent. per annum
	(xiii)	Day Count Fraction (Condition 4(k)):	[●]
	(xiv)	Rate Multiplier:	[●]
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[●]
18	**Zero Coupon Note Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Amortisation Yield (Condition 5(b)):	[●] per cent. per annum
	(ii)	Day Count Fraction (Condition 4(k)):	[●]
	(iii)	Any other formula/basis of determining amount payable:	[●]
19	**Index Linked Interest Note Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Index/Formula:	[*Give or annex details*]
	(ii)	Calculation Agent responsible for calculating the interest due:	[●]
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[●]
	(iv)	Specified Period(s):	[●]
	(v)	Specified Interest Payment Dates:	[●]
	(vi)	Business Day Convention:	[Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(vii)	Additional Business Centre(s) (Condition 4(k)):	[●]
	(viii)	Minimum Rate of Interest:	[●] per cent. per annum
	(ix)	Maximum Rate of Interest:	[●] per cent. per annum
	(x)	Day Count Fraction (Condition 4(k)):	[●]
20	**Dual Currency Note Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Rate of Exchange/Method of calculating Rate of Exchange:	[*Give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[●]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[●]

(iv)	Person at whose option Specified Currency(ies) is/are payable:	[•]
(v)	Day Count Fraction (Condition 4(k)):	[•]

PROVISIONS RELATING TO REDEMPTION

21	**Call Option**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Optional Redemption Date(s):	[•]
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[•] per Note of [•] Specified Denomination
(iii)	If redeemable in part:	
	(a) Minimum nominal amount to be redeemed:	[•]
	(b) Maximum nominal amount to be redeemed:	[•]
(iv)	Option Exercise Date(s):	[•]
(v)	Description of any other Issuer's option:	[•]
(vi)	Notice period (if other than as set out in the Conditions):	*(N.B. If setting notice periods which are different from those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
22	**Put Option**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Optional Redemption Date(s):	[•]
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[•] per Note of [•] Specified Denomination
(iii)	Option Exercise Date(s):	[•]
(iv)	Description of any other Noteholders' option:	[•]
(v)	Notice period:	[•]
23	**Final Redemption Amount of each Note**	[[•] per Note of [•] Specified Denomination/Other/See Appendix]
24	**Early Redemption Amount**	
(i)	Early Redemption Amount of each Note payable on redemption for taxation reasons (Condition 5(c)) or an event of default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[•]

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 5(c)):	[Yes/No]
	(iii)	Unmatured Coupons to become void upon early redemption (Notes only) (Condition 6(f)):	[Yes/No/Not Applicable]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Notes
	(i)	Temporary or permanent global Note/ Certificate:	[temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note] [temporary Global Note exchangeable for Definitive Notes on [•] days' notice] [permanent Global Note exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note]
	(ii)	Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable]
26	Additional Financial Centre(s) (Condition 6(g)) or other special provisions relating to payment dates:		[Not Applicable/*give details*] *(Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate)*
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		[Yes/No. *If yes, give details*]
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		[Not Applicable/*give details*]
29	Details relating to Instalment Notes:		[Not Applicable/*give details*]
	(i)	Instalment Amount(s):	[•]
	(ii)	Instalment Date(s):	[•]
	(iii)	Minimum Instalment Amount:	[•]
	(iv)	Maximum Instalment Amount:	[•]
30	Redenomination, renominalisation and reconventioning provisions:		[Not Applicable/The provisions annexed to this Pricing Supplement apply]
31	Consolidation provisions:		[Not Applicable/The provisions annexed to this Pricing Supplement apply]
32	Other terms or special conditions:(3)		[Not Applicable/*give details*]

---

(3) If full terms and conditions are to be used, please add the following here:

"The full text of the Conditions which apply to the Notes [and which will be endorsed on the Notes in definitive form] are set out in [the Annex hereto], which Conditions replace in their entirety those appearing in the Offering Circular for the purpose of these Notes and such Conditions will prevail over any other provision to the contrary."

The first set of bracketed words to be deleted where there is a permanent global Note instead of Notes in definitive form. The full conditions should be attached to and form part of the pricing supplement.

DISTRIBUTION

33	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
	(iii) Dealer's Commission:	[●]
34	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
35	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

36	ISIN Code:	[●]
37	Common Code:	[●]
38	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
39	Delivery:	Delivery [against/free of] payment
40	The Agents appointed in respect of the Notes are:	[●]

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 10(a):	[Not Applicable/*give details*]
42	The aggregate principal amount of Notes issued has been translated into euro at the rate of [●], producing a sum of (for Notes not denominated in euro):	[Not Applicable/euro[●]]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the [*insert Programme Amount*] Euro Medium Term Note Programme of VNU N.V.]

[STABILISING

In connection with this issue, [*insert name of Stabilising Agent*] (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.]

MATERIAL ADVERSE CHANGE STATEMENT

Except as disclosed in this document, there/[There][(4)] has been no significant change in the financial or trading position of the Issuer or of the Group since [*insert date of last audited accounts or interim accounts (if later)*] and no material adverse change in the financial position or prospects of the Issuer or of the Group since [*insert date of last published annual accounts.*]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular [and the supplemental Offering Circular] referred to above, contains all information that is material in the context of the issue of the Notes.

Signed on behalf of the Issuer:

By:

Duly authorised

---

(4) If any change is disclosed in the Pricing Supplement, it will require approval by the Stock Exchange(s). Consideration should be given as to whether or not such disclosure should be made by means of a supplemental Offering Circular rather than in a Pricing Supplement.

GENERAL INFORMATION

(1) In connection with the application to list the Notes issued under the Programme on the Luxembourg Stock Exchange a legal notice relating to the issue of the Notes and copies of the constitutional documents of the Issuer will be deposited with the Register of Commerce and Companies in Luxembourg ("*Registre de Commerce et des Sociétés a Luxembourg*") where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated the number 12633 to the Programme for listing purposes.

(2) The Issuer has obtained all necessary consents, approvals and authorisations in The Netherlands in connection with the establishment and update of the Programme and the issue of Notes. The establishment and future updates of the Programme were authorised by a resolution of the Executive Board passed on September 11, 2001.

(3) Except as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Issuer or of the Group since December 31, 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since December 31, 2002.

(4) Except as disclosed in this Offering Circular, neither the Issuer nor any of its subsidiaries is or has been involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor so far as the Issuer is aware is any such litigation or arbitration pending or threatened.

(5) Each Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

(6) Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code, the International Securities Identification Number (ISIN) and (where applicable) the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Pricing Supplement.

(7) Ernst & Young Accountants (Independent Public Accountants) have audited, and rendered unqualified audit reports on the accounts of the Issuer for each of the three years ended December 31, 2002.

DOCUMENTS AVAILABLE FOR INSPECTION

For so long as Notes may be issued pursuant to this Offering Circular, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection at the office of Deutsche Bank Luxembourg S.A.:

(i) the Trust Deed (which includes the form of the Global Notes, the definitive Notes, the Coupons, the Receipts and the Talons)

(ii) the Dealer Agreement

(iii) the Agency Agreement

(iv) the Memorandum and Articles of Association (with an English translation thereof) of the Issuer

(v) the published annual report and audited accounts of the Issuer for the two financial years ended December 31, 2002 and the unaudited consolidated accounts of the Issuer for the six months ended June 30, 2003

(vi) each Pricing Supplement for Notes that are listed on the Luxembourg Stock Exchange or any other stock exchange

(vii) a copy of this Offering Circular together with any Supplement to this Offering Circular or further Offering Circular, and

(viii) all reports, letters and other documents, balance sheets, valuations and statements by any expert any part of which is extracted or referred to in this Offering Circular.

The documents referred to in paragraphs (v), (vi) and (vii) are obtainable free of charge at the office of Deutsche Bank Luxembourg S.A.

Copies of the latest annual report and consolidated and non-consolidated accounts of the Issuer and the latest interim consolidated accounts of the Issuer may be obtained in English, free of charge, and copies of the Trust Deed will be available for inspection, at the specified office of the Paying Agent during normal business hours, so long as any of the Notes is outstanding. Though the Issuer publishes both consolidated and non-consolidated accounts, the non-consolidated accounts do not provide significant additional information as compared to the consolidated accounts. The Issuer does not publish non-consolidated interim accounts.

Registered Office of the Issuer

VNU N.V.
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

Arranger

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
England

Dealers

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
England

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
England

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
England

Goldman Sachs International
Petersborough Court
133 Fleet Street
London EC4A 2BB
England

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
England

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
England

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
England

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
England

Trustee

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB
England

Issuing and Paying Agent

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
England

Paying Agent

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115 G.D. Luxembourg

Calculation Agent

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
England

Luxembourg Listing Agent

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115 G.D. Luxembourg

Auditors

To the Issuer

Ernst & Young Accountants
Drentestraat 20
1083 HK Amsterdam
The Netherlands

Legal Advisers

To the Issuer

in respect of English law

Allen & Overy
One New Change
London EC4M 9QQ
England

To the Dealers

as to English law

Linklaters
One Silk Street
London EC2Y 8HQ
England

as to Dutch tax law

Allen & Overy
1070 AK Amsterdam
The Netherlands

Merrill Corporation Ltd. London
03LON1924